UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007889

February 3, 2004

Edward D. Farley
Clerk
State Street Corporation
225 Franklin Street
Boston, MA 02110-2804

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/3/2004

Re: State Street Corporation
Incoming letter dated December 19, 2003

Dear Mr. Farley:

This is in response to your letter dated December 19, 2003 concerning a shareholder proposal submitted to State Street by David A. Smith, James E. Mulvey and Todd M. Wesche. We also have received a letter dated January 21, 2004 from the proponents. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David A. Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304

STATE STREET.
For Everything You Invest In™

Edward D. Farley
Clerk

225 Franklin Street
Boston, MA 02110-2804

Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

December 19, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *State Street Corporation* – Exclusion of Stockholder Proposals

Ladies and Gentleman:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), State Street Corporation ("State Street" or the "Company") respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that no enforcement action will be recommended if the Company omits the shareholder submission described below from State Street's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's regularly scheduled annual meeting in 2004 is on April 21, 2004.

Under separate letters each dated November 5, 2003 from Messrs. David A. Smith, James E. Mulvey and Todd M. Wesche (the "Co-Sponsors"), the purported holders of one (1), 150, and 67 shares of the Company's common stock, respectively, the Co-Sponsors jointly submitted for inclusion in the 2004 Proxy Materials what the Co-Sponsors alleged to be one proposal to amend State Street's By-Laws in two respects, and a supporting statement (the "Submission"). The letters from Messrs. Smith and Wesche were received by the Company on November 5, 2003; the letter from Mr. Mulvey was received on November 7, 2003.

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter, together with six (6) paper copies of the Submission (attached as *Exhibit A* to this letter). The Company is simultaneously providing copies of this letter and its attachments to David A. Smith, for the Co-Sponsors.

The Company intends to omit the Submission from its 2004 Proxy Materials in accordance with Rule 14a-8, for the following reasons:

1. The Submission Constitutes More Than One Proposal

The Co-Sponsors' Submission (see *Exhibit A*) violates Rule 14a-8(c) because it contains more than one proposal. Rule 14a-8(c) provides that a stockholder may submit for inclusion in a company's proxy materials no more than one proposal for action by stockholders at a particular meeting. Rule 14a-8(f)(1) provides, in effect, that if a stockholder submits more than one proposal, the stockholder may remedy the defect by reducing the number of proposals to one within 14 days of notification of the defect by the company. As explained below, the Co-Sponsors failed to narrow their Submission to one proposal within 14 days of notification by State Street.

The Staff has consistently permitted exclusion where the proponent submits more than one proposal, and fails to reduce the number of proposals to one at the issuer's request. See, e.g., *BostonFed Bancorp, Inc.* (March 5, 2001); *Niagara Mohawk Holdings, Inc. (Hartley)* (March 23, 2000); *Enova Corp.* (Feb. 9, 1998). This is so even when, as is the case here, the shareholder's submission is cast as a single resolution. *Compuware Corporation* (July 3, 2003); *Fotoball USA, Inc.* (Apr. 3, 2001); *American Electric Power Co., Inc.* (Jan. 2, 2001).

The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal relate to a single concept. *Computer Horizons Corp.* (Apr. 1, 1993). Substantially distinct items of business do not constitute a single proposal, regardless of whether the proponent describes them as such. See, e.g., *BostonFed Bancorp, Inc.* (March 5, 2001); *American Electric Power Co., Inc.* (Jan. 2, 2001). Thus, in *American Electric Power*, the Staff permitted the exclusion of a "single" proposal that, among other things, would have (a) provided terms limits for all directors, (b) mandated monthly board meetings, and (c) changed the compensation for directors. See also *BostonFed Bancorp* (proposals framed as single amendment to a charter dealing with general corporate governance issues and removal of anti-takeover measures constituted multiple proposals); *Fotoball, Inc.* (May 6, 1997) (proposals relating to minimum share ownership by directors, form of director compensation, and business relationships between issuer and outside directors constituted multiple proposals). As the Staff has repeatedly made clear, a single theme is not sufficient to justify inclusion. If the elements of a submission address substantially distinct items of business, the company is entitled to exclude them pursuant to Rule 14a-8(c) and Rule 14a-8(f), notwithstanding their guise as a single resolution, by-law, or charter amendment.

Here, the Co-Sponsors' Submission deals with two discrete issues. Although presented as a single amendment to the By-laws, the Submission would amend State Street's organic document in two distinct ways.

First, the amendment would require State Street to include any By-law amendment submitted by a stockholder in its proxy statement, and provide a means for voting on the proposed amendment on its form of proxy.[1] Presumably, this aspect of the Submission is

[1] In pertinent part, this element of the Submission is premised upon the following language: "Every proposed by-law amendment that is timely submitted by one or more stockholders shall be included, verbatim, in the corporation's proxy statement for the stockholder meeting next following such proposed amendment's submission, and checkboxes shall be placed on the corporation's proxy card so the stockholders may cast their ballots with respect to each such proposed amendment."

intended to authorize any stockholder to submit a proposed By-law amendment, and secure a vote on that amendment at the next annual meeting, on management's form of proxy.

Second, the amendment to the Company's By-laws set forth in the Co-Sponsors' Submission would subject any amendment to the By-laws adopted by the Board of Directors to stockholder ratification.[2] Under this aspect of the Submission, the existing power of the directors to amend the By-laws would be qualified: a board-instigated By-law amendment would survive only if the stockholders subsequently adopted the change.[3]

Although cast as a single amendment to the By-laws, the Co-Sponsors' Submission effects two distinct and unrelated results, and promotes two fundamentally different concepts. The "shareholder submission" element of the Submission purports to confer a new authority on stockholders to submit By-law amendments at any annual meeting, and require their presentation in the Company's proxy materials. The "shareholder ratification" element of the Submission would redistribute the existing power to amend the By-laws between directors and shareholders by subjecting any amendment adopted by the directors to the requirements of subsequent stockholder ratification. The two elements therefore propose two distinct and separate items of business. Indeed, on their face, the two elements are targeted at different provisions of the Company's existing By-laws. Although framed as an amendment to Article VI of the By-laws, the "shareholder submission" element actually would modify Article I, Section 7(a)(ii) and

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2 In this respect, the Submission includes the following language: "Every change made to these by-laws by the directors shall be included, verbatim, in the corporation's proxy statement for the stockholder meeting next following said change, and checkboxes shall be placed on the corporation's proxy card so the stockholders may ratify or reject each such change."

3 The aspect of the Submission that any amendments to the By-laws made by the Board of Directors shall be included in the corporation's proxy statement "and checkboxes shall be placed on the corporation's proxy card so the stockholders may ratify or reject each such change" is so vague that neither the stockholders nor the Company would be able to determine what actions the proposal, if adopted, would require, or what the effect of adoption of the proposal would be. See Rule 14a-9; *PepsiCo, Inc.* (Feb. 18, 2003); *The Adams Express Company* (Jan. 10, 2000). Whether the affirmative vote of a majority of the shares of stock present or represented at the annual meeting would be required to ratify, or to reject, an amendment is uncertain; would it instead be a majority of the outstanding shares as is the current vote requirement for an amendment to the By-laws? More troubling, assume that after the adoption of this aspect of the Submission the Board of Directors subsequently amends the By-laws and then takes action consistent with that amendment. What is the legal status of such actions? For example, if the amendment was then rejected or was then not ratified, it is uncertain (i) whether such action would be deemed invalid *ab initio*, (ii) whether such action would represent a breach of the By-laws and the Board of Directors' fiduciary duties, and (iii) whether the corporation would effectively be forced to default on any obligations purportedly authorized by such action taken under the invalidated or not ratified amendment.

Article I, Section 7(c)(iii), regarding the presentation of business at annual meetings. The "shareholder ratification" aspect of the Submission would actually amend Article VI. The effective alteration of different provisions of State Street's existing By-laws (see *Exhibit B*) corroborates the conclusion that the two elements of the Submission represent distinct items of business.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." State Street notified the Co-Sponsors in its notice letter dated November 19, 2003 that the Proposals exceeded the one-proposal limit, and advised that they had 14 days from receipt of that letter to correct this defect, as required by Rule 14a-8(f)(1). See *Exhibit C.* In letters received on November 26, 2003 and December 3, 2003[4], the Co-Sponsors refused to amend the Submission to conform with Rule 14a-8(c). See *Exhibit D.* The Co-Sponsors' failure to remedy this defect within the 14-day period provided by Rule 14a-8(f) accordingly authorizes the Company to exclude the Submission.

2. *The "Shareholder Submission" Element of the Submission Is Inconsistent with the Commission's Proxy Rules*

The "shareholder submission" aspect of the Co-Sponsors' Submission is also inconsistent with Rule 14a-8.

By its terms, this element of the Submission would authorize any stockholder to propose one or more amendments to the By-laws at any annual meeting, and require the inclusion of the proposed By-law amendment both in the Company's proxy statement and on its form of proxy. By its terms, the proposal does not limit the authority of any stockholder to propose a By-law amendment, or restrict the subject matter of any such amendment for the Company's proxy materials. By its terms, the proposal does not impose eligibility requirements for submitting By-law amendments for the Company's proxy materials. By its terms, the proposal does not impose any length limitations on the proposals and supporting statements for the Company's proxy materials. And by its terms, the proposal would impose new obligations on what the Company is obliged to include in its proxy materials.

The authority to regulate what is required or permitted in a proxy statement or on a form of proxy, however, is vested exclusively in the Commission under Section 14 of the 1934 Act and is expressed in related Rules and in Regulation 14A. The Submission's attempt to clothe stockholders with rights of access to the Company's proxy statement and form of proxy *absent* compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate electoral machinery that the Commission has carefully crafted, including under Rule 14a-8.

The Commission and the Staff have repeatedly commented on the Commission's role as gatekeeper to the proxy statement and form of proxy through the process that Rule 14a-8

[4] One of the letters was misdated November 5, 2003.

contemplates, and the Commission has made clear that proposals that would curtail or reduce its role are improper. The Commission has repeatedly recognized the crucial role it plays in regulating this process. See *Securities Exchange Act Release No. 34-40018* (May 21,1998) (determining not to adopt proposals sharing common theme to reduce the Commission's and its staff's role in the process); *Securities Exchange Act Release No. 34-20091* (Aug. 16, 1983) (rejecting proposal that would have required the inclusion of any proposal proper under state law except those involving the election of directors based on determination that "federal provision of [shareholder] access is in the best interests of shareholders and issuers alike"). Indeed, when considering comments that sought to reduce the Commission's involvement under such circumstances, the Commission noted that "[s]ome of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." *Securities Exchange Act Release No. 34-40018* (May 21, 1998). The Commission's refusal to adopt rules that reduce the Commission's oversight role in favor of more autonomous shareholders would make no sense if shareholders could *eliminate* the Commission's oversight role through submissions such as the "shareholder submission" aspect of the Co-Sponsors' Submission.

Article I, Section 7 of the Company's By-laws provides that a proposal to be considered by the stockholders may be made at an annual meeting by a stockholder, subject to certain notice and eligibility requirements. The By-laws further provide that none of these requirements shall be deemed to limit any obligation to include stockholder proposals in the Company's proxy materials if Rule 14a-8 requires such inclusion. Rule 14a-4 separately governs State Street's obligation to include certain proposals in its proxy materials and form of proxy submitted other than under Rule 14a-8. Taken together, these provisions and State Street's existing By-laws (1) authorize stockholders to propose business at an annual meeting, including a By-law amendment, (2) permit a vote on that proposal, if properly presented to the meeting, (3) permit inclusion in the proxy material of, or discretionary authority regarding, such proposal consistent with Rule 14a-8 or Rule 14a-4, as the case may be, and (4) preclude stockholders from advancing multiple proposals under Rule 14a-8. The "shareholder submission" aspect of the Co-Sponsors' Submission is inconsistent with the regime that the Commission has established for stockholder access to the corporate electoral machinery consistent with Rule 14a-8.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules . . . ." Since the "shareholder submission" aspect of the Submission would both (1) eliminate the requirement of compliance with Rule 14a-8 for access to the proxy material, and (2) impose new obligations on State Street's proxy statement and form of proxy that Regulation 14A does not require, the "shareholder submission" aspect of the Submission is contrary to the Commission's proxy rules and may be excluded.

3. *The Co-Sponsors' Supporting Statement Contains False And Misleading Statements*

Rule 14-8a(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." False and misleading statements properly excluded under Rule 14a-8(i)(3) may include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule 14a-9. State Street believes that the Co-Sponsors' supporting statement is false and misleading in several material respects.

The Supporting Statement directly – but without factual foundation – accuses management of having "omitted proposed amendments from its proxy statement and has declined to place these amendments on its proxy card, with checkboxes, to permit the stockholders to exercise their right to amend the By-laws." Indeed, the Supporting Statement advances this assertion with the lead-in phrase "[i]n spite of the language in the statute and By-laws, . . ."[5] in order to leave the impression that any omission by management of proposed amendments from its proxy statement or form of proxy was somehow illegal or unauthorized. Finally, the Supporting Statement asserts the unspecified conduct by management in this respect constituted the "exploit[ation]" of a "loophole" that "deprive[d] stockholders of their voting rights."

These statements are false and misleading. No facts are advanced that would suggest that any properly or timely proposed amendment to State Street's By-laws was omitted from the Company's proxy materials or proxy card, much less wrongfully omitted. To the contrary, in 2000, 2001, 2002, and 2003, and under State Street's By-laws,[6] one or more of the Co-Sponsors submitted proposed By-law amendments to State Street. These proposals were submitted to the

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5 Indeed, even the reference to the statute is false and misleading as quoted in the Supporting Statement. The first sentence of the Supporting Statement quotes Chapter 156B, Section 17 of the Massachusetts General Laws as stating that "[t]he power to make, amend or repeal by-laws shall be in the stockholders . . . ." Suggestively, this selective quotation omits the remainder of this provision, which expressly provides that if authorized by the corporation's articles of incorporation, "the directors may also make, amend or repeal the by-laws in whole or in part, except with respect to any provision thereof which by law, the articles of organization or the by-laws requires action by the stockholders." State Street's Articles, which were approved by the stockholders, grant the directors such authority. The second sentence of the Supporting Statement then quotes Article VI of the By-laws as stating that "these by-laws may be altered, amended or repealed' by the stockholders." Again, this quotation fails to acknowledge the very next sentence of Article VI, which provides that "[t]hese by-laws may also be altered, amended or repealed by vote of a majority of the directors then in office, except with respect to any provision which by law, by the articles of organization or by these by-laws requires action by the stockholders."

6 See Article I, Section 7(a)(1) of *Exhibit B*.

STATE STREET.
For Everything You Invest In™

Company after the deadline had expired for inclusion in the Company's proxy materials pursuant to Rule 14a-8. State Street included these proposals in the notice of the meetings and either described them generally under Other Matters or included them in the proxy statement and proxy, consistent with Rule 14a-4(c)(2). State Street has complied in all cases with the requirements of the proxy rules. Any allegation or implication to the contrary is false and misleading.

Based on the foregoing, State Street respectfully requests the Staff's concurrence with its decision to omit the Submission from the Company's proxy materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at (617) 664-6553.

Sincerely,

Edward D. Farley

Edward D. Farley

cc. David A. Smith, for the Co-Sponsors

Wednesday, November 5, 2003

BY ELECTRONIC MAIL AND U.S. MAIL

Mr. David A. Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304
corpgovactivist@hotmail.com

Mr. Edward D. Farley, Esq. – Clerk, State Street Corporation
225 Franklin Street
Boston, MA 02110-2804
edfarley@statestreet.com (electronic mail)

Re: Submission of a Co-Sponsored Proposal for Inclusion in the 2004 Proxy Statement

Dear Mr. Farley:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934 and the Corporation's By-laws, I herewith submit a co-sponsored shareholder proposal for inclusion in the Corporation's proxy statement for the 2004 Annual Meeting of Stockholders.[1] Two co-sponsors, Mr. James E. Mulvey and Mr. Todd M. Wesche, join me in submitting this proposal. References to "we", "us", and "our" refer to Messrs. Mulvey, Wesche, and me.

Rule 14a-8(b) requires that we demonstrate our eligibility to submit the enclosed proposal. Each of us holds our respective qualified shares through our respective brokers. Enclosed, please find an account history from my brokerage account, reflecting my trades in State Street's common stock from July 25, 2002 to the present date. As you can see, I have continuously owned one (1) qualified share since July 25, 2002 (i.e., for longer than one year).[2] By separate letters, Mr. Mulvey and Mr. Wesche will affirm their continuous ownership of 150 shares and 67 shares, respectively, for the minimum required time period.[3] In the aggregate, we intend to continue to hold qualified shares totaling in excess of $2000 through the 2004 Meeting.

Rule 14a-8(e) sets forth the deadline for submitting a proposal under Rule 14a-8. The Corporation's proxy statement for the 2003 Meeting gives the deadline as November 10, 2003, in

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[1] The SEC permits co-sponsorship of proposals. Please see, e.g.: *Baker Hughes, Inc.*, 2001 SEC No-Act. LEXIS 63 (Jan. 16, 2001); and *International Business Machines Corp.*, 2000 SEC No-Act. LEXIS 165 (Feb. 16, 2000).

[2] Each sell order I made specified which shares to sell; the qualified share remaining in this account is from the buy order dated July 25, 2002.

[3] Presumably, the Corporation can establish that Mr. Mulvey and Mr. Wesche owned 150 shares and 67 shares, respectively, as of the record date for the 2002 Annual Meeting, by making reference to: (1) the NOBO information that the Corporation obtained from ADP in March 2002, one week after I filed suit with the Massachusetts Supreme Judicial Court to enforce my rights as a shareholder; and/or (2) attendance records for the 2002 Annual Meeting.

the section titled *Proposals and Nominations by Stockholders*. As recommended by the SEC, I have submitted our proposal by more than one means, so that the date of the Corporation's receipt of the enclosed proposal can be verified. We have met the submission deadline.

Rule 14a-8(f) requires the Corporation to notify us in writing within 14 days of any procedural or eligibility deficiencies concerning our proposal. For the purposes of all correspondence related to our proposal, I am designated as the lead proponent. Accordingly, please direct all correspondence and/or filings related to this proposal to my attention.

Rule 14a-8(g) places the burden of proof on the Board of Directors, if it decides to seek to exclude our proposal from the 2004 proxy statement. In the event that the Board decides to seek to exclude the enclosed proposal from the 2004 proxy statement, Rule 14a-8(j) sets forth the procedures that the Corporation must follow to file the Board's objection(s) with the SEC.

If the Corporation's Board of Directors decides to include our proposal, but also decides to make a formal recommendation to stockholders in the 2004 proxy statement regarding how they should vote on our proposal, the provisions of Rule 14a-8(m) require the Corporation to provide us with the exact language of the Board's opposition statement before the proxy materials are mailed out. This rule is designed to provide us with the opportunity to object to any false or misleading statements contained in the language of the Board's proposed opposition statement.

Article I, section 7(c)(iii) of the By-laws states: "Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule."

Enclosed is the proposal itself, with supporting statement. The proposal and supporting statement, combined, do not exceed 500 words, in accordance with Rule 14a-8(d). The heading that appears at the beginning of the proposal ("A Proposal to Protect Shareholder Rights to Amend the By-laws.") is meant to be included in the 500 words allotted to our proposal and supporting statement under Rule 14a-8(d), and is meant to be included, as is, in the Corporation's 2004 proxy statement as part of the proposal.

Thank you for your attention to this matter. I would appreciate a courtesy e-mail later today, confirming your timely receipt of: (1) the enclosed proposal and supporting statement; (2) my account history; and (3) the letters from Mr. Mulvey and Mr. Wesche. In the meantime, I remain

Very truly yours,

David A. Smith

Enclosures: (1) Co-Sponsored Shareholder Proposal for 2004 Annual Meeting

(2) Account History from E*Trade Brokerage Account

A Proposal to Protect Shareholder Rights to Amend the By-laws. Pursuant to the Massachusetts General Laws, Chapter 156B, Section 17 ("Power to Make, Amend and Repeal By-laws"), and pursuant to Article VI of the Corporation's By-laws ("Amendments"), the shareholders append the following to Article VI:

"Every proposed by-law amendment that is timely submitted by one or more stockholders shall be included, verbatim, in the corporation's proxy statement for the stockholder meeting next following such proposed amendment's submission, and checkboxes shall be placed on the corporation's proxy card so the stockholders may cast their ballots with respect to each such proposed amendment. Every change made to these by-laws by the directors shall be included, verbatim, in the corporation's proxy statement for the stockholder meeting next following said change, and checkboxes shall be placed on the corporation's proxy card so the stockholders may ratify or reject each such change."

Supporting Statement

Section 17 states: "The power to make, amend or repeal by-laws shall be in the stockholders ... Any by-law adopted by the directors may be amended or repealed by the stockholders." Article VI states: "these by-laws may be altered, amended or repealed" by the stockholders. The statute and By-laws are available online at:

http://www.shareholdersonline.org/law.htm

In spite of the language in the statute and By-laws, management has omitted proposed amendments from its proxy statement and has declined to place these amendments on its proxy card, with checkboxes, to permit the stockholders to exercise their right to amend the By-laws.

The power to amend the By-laws is a time-honored tool by which shareholders can protect their investment, and it is an inherent stock ownership right. Currently, the By-laws do not explicitly require that proposed amendments be included in management's proxy materials, with checkboxes provided – only that "notice of the substance of the proposed" amendment appear in the meeting notice. In the proponents' opinion, this ambiguity creates a loophole that management and its Ropes & Gray attorneys have exploited to deprive stockholders of their voting rights.

This proposal explicitly sets forth management's obligation to include proposed amendments in its proxy materials, with checkboxes provided, to safeguard stockholders' inherent property rights to amend the By-laws.

Notably, *Massachusetts Corporation Law and Practice* – compiled by Ropes & Gray attorneys – characterizes by-laws as a "contract" between management and stockholders, and states that this contract is renegotiable through amendment. Referencing the "expansive role in corporate governance Massachusetts grants stockholders in Chapter 156B", it states: "consistent with the write-your-own-ticket philosophy of its drafters ... Chapter 156B permits a corporation in its by-laws to confer upon or reserve for the stockholders powers ... The SEC staff's position (as of July 1999) is that stockholder proposals to adopt mandatory by-laws are excludable only if, under the applicable state corporation law, stockholders are not authorized to initiate by-law amendments or the particular by-law proposed would conflict with state law or the corporation's charter."

Thank you for your consideration of our proposal. Please contact the proponents with any questions.

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2101 Mill Road #107
Alexandria, VA 22314-5318

November 5, 2003

BY U.S. MAIL AND FAX
Fax: (617) 664-4747

Mr. Edward D. Farley, Esq.
Clerk
State Street Corporation
225 Franklin Street
Boston, MA 02110-2804

Re: Co-Sponsored Proposal for Inclusion in the 2004 Proxy Statement

Dear Mr. Farley:

I am aware that Mr. David A. Smith has delivered to you a letter regarding the above captioned matter. This letter serves to confirm that I am a co-sponsor of that proposal.

Rule 14a-8(b) requires that the co-sponsors demonstrate our eligibility to submit the proposal. I have continuously owned 67 shares of the Corporation's stock, valued at more than $2000, for more than one year and, therefore, I meet the eligibility requirements of Rule 14a-8(b) in my own right. I will be happy to furnish proof, upon request of the Corporation, of my continuous ownership of these 67 shares for the requisite period. I intend to hold sufficient of these shares through the Corporation's 2004 Annual Meeting.

For the purposes of all correspondence related to this co-sponsored proposal, I confirm that I, as a co-sponsor, have designated Mr. Smith as the lead proponent on my behalf. Accordingly, please direct all correspondence and/or filings related to this proposal to his attention, except that in the event that the Corporation requires that I furnish proof of my continuous ownership of the Corporation's stock. In such an event, please also send a copy of that written request to me at the address shown above so that delivery of such proof to you may be timely made.

Thank you for your attention to this matter. I appreciate your courtesy reply today, confirming your timely receipt of this letter.

Warmest regards,

Todd M. Wesche

Todd M. Wesche

Wednesday, November 5, 2003

BY U.S. MAIL AND FAX

Mr. James E. Mulvey
397 Main Street, #2
Charlestown, MA 02129

Mr. Edward D. Farley, Esq. - Clerk, State Street Corporation
225 Franklin Street
Boston, MA 02110-2804
(617) 664-4747 (fax)

Re: Co-Sponsored Proposal for Inclusion in the 2004 Proxy Statement

Dear Mr. Farley:

Reference is made to the letter you received from Mr. David A. Smith earlier today, which included a shareholder proposal that I intend to co-sponsor. This letter serves to confirm that I am a co-sponsor of that proposal, along with Mr. Smith and Mr. Wesche.

Rule 14a-8(b) requires that we demonstrate our eligibility to submit the enclosed proposal. I have continuously owned 150 shares of the Corporation's stock for more than one year, meaning that I meet the eligibility requirements of Rule 14a-8(b) in my own right. If the Corporation so requires, I will be happy to furnish proof of my continuous ownership of these 150 shares for more than one year. I intend to continue to hold shares totaling in excess of $2000 through the 2004 Meeting.

For the purposes of all correspondence related to this co-sponsored proposal, I confirm that I have designated Mr. Smith as the lead proponent on my behalf. Accordingly, please direct all correspondence and/or filings related to this proposal to his attention, except that in the event that the Corporation requires that I furnish proof of my continuous ownership of my 150 shares for more than one year, please also send a copy of that written request to me at the address shown above, so that I may promptly obtain such proof.

Thank you for your attention to this matter. I would appreciate a courtesy reply, confirming your timely receipt of this letter. In the meantime, I remain

Very truly yours,

James E. Mulvey

BY-LAWS

of

STATE STREET CORPORATION

As amended through April 16, 1997

ARTICLE I

Stockholders

SECTION 1. **Annual Meeting.** There shall be an annual meeting of stockholders of this corporation within six months after the end of the fiscal year of this corporation. The annual meeting of stockholders of this corporation shall be held at such time and place as may be determined from time to time by the Board of Directors. In the event that no date for the annual meeting is established or said meeting has not been held on the date so determined, whether because of the postponement of such meeting pursuant to Section 8 of this Article I or otherwise, a special meeting in lieu of the annual meeting may be held at such time and place as may be determined by the Board of Directors with all the force and effect of an annual meeting. (Amended 9/20/90)

SECTION 2. **Special Meetings.** Special meetings of the stockholders may be called at any time by the chairman or by the Board of Directors and shall be called by the clerk, or in the case of the death, absence, incapacity or refusal of the clerk, by any other officer, upon written application of one or more stockholders who hold at least forty percent of the capital stock entitled to vote thereat. Such application shall specify the purpose or purposes for which the meeting is to be called and may designate the place, date and hour of such meeting, provided, however, that no such application shall designate a date not a full business day or an hour not within normal business hours as the date or hour of such meeting without the approval of the chairman or the Board of Directors. (Amended 9/21/89)

SECTION 3. **Place of Meetings.** Meetings of the stockholders may be held anywhere within, but not without, the United States.

SECTION 4. **Notice.** Except as hereinafter provided a written or printed notice of every meeting of stockholders stating the place, hour and purpose or purposes thereof shall be given by the clerk or an assistant clerk (or by any other officer in the case of an annual meeting or by the person or persons calling the meeting in the case of a special meeting) at least seven days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, by law, by the articles of organization or by these by-laws, is entitled to such notice, by leaving such notice with him or her or at his or her residence or usual place of business or by mailing it, postage prepaid, addressed to him or her at his or her address as it appears upon the records of the corporation. Whenever notice of a meeting is required to be given to a stockholder by law, by the articles of organization or by these by-laws, a written waiver of such notice, executed before or after the meeting by such stockholder or his or her attorney thereunto authorized and filed with the records of the meeting, shall be deemed equivalent to such notice.

SECTION 5. **Action at a Meeting.** Except as otherwise provided by the articles of organization, at any meeting of the stockholders a majority of all shares of stock then issued, outstanding and entitled to vote at the meeting shall constitute a quorum for the transaction of any business. Though less than a quorum be present, any meeting may without further notice be adjourned to a subsequent date or until a quorum be had, and at any such adjourned meeting any business may be transacted which might have been transacted at the original meeting.

When a quorum is present at any meeting, the affirmative vote of a majority of the shares of stock present or represented and entitled to vote shall be necessary and sufficient to the determination of any questions brought before the meeting, unless a larger or different vote is required by law, by the articles of organization or by these by-laws, provided, however, that, except as otherwise provided by the articles of organization, any election by stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote in such election.

Except as otherwise provided by law or by the articles of organization or by these by-laws, each holder of record of shares of stock entitled to vote on any matter shall have one vote for each such share held of record and a proportionate vote for any fractional share so held. Stockholders may vote either in person or by proxy. No proxy dated more than six months before the meeting named therein shall be valid and no proxy shall be valid after the final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to the exercise of the proxy the corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving its invalidity shall rest on the challenger.

Any election by stockholders and the determination of any other questions to come before a meeting of the stockholders shall be by ballot if so requested by any stockholder entitled to vote thereon but need not be otherwise.

SECTION 6. **Action Without a Meeting.** Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of the meetings of stockholders. Such consents shall be treated for all purposes as a vote at a meeting.

SECTION 7. **Notice of Stockholder Business and Nomination of Directors.**

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors of this corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to this corporation's notice of meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of this corporation who was a stockholder of record at the time of giving of notice provided for in this by-law, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 7.

(ii) For nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 7, the stockholder must have given timely notice thereof in writing to the clerk or, if there be one, the secretary of this corporation. To be timely, a stockholder's notice shall be delivered to the clerk or, if there be one, the secretary of this corporation at the principal executive offices of this corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of (x) the 60th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (I) the name and address of such stockholder, as they appear on this corporation's books, and of such beneficial owner and (II) the class and number of shares of this corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 7 to the contrary, in the event that any person nominated by the Board of Directors of this corporation for election as a director (other than a person nominated to fill a vacancy created by the death of a director) was not a director or nominee named (A) in this corporation's proxy statement for the preceding annual meeting or (B) in a public announcement made by this corporation at least 60 days prior to the first anniversary of the preceding year's annual meeting (a "New Nominee"), a stockholder's notice required by this Section 7 shall also be considered timely if it shall be delivered to the clerk or, if there be one, the secretary of this corporation at the principal executive offices of this corporation not later than the close of business of the 10th day following the date on which public announcement is first made by this corporation of the election or nomination of such New Nominee to the Board of Directors.

(iv) This corporation shall set forth in its proxy statement for each annual meeting of stockholders the date by which notice of nominations by stockholders of persons for election as director or for other business proposed to be brought by stockholders at the next annual meeting of stockholders must be received by this corporation to be considered timely pursuant to this Section 7. With respect to the first annual meeting of stockholders after the adoption of this Section 7, this corporation shall issue a public announcement setting forth such information not less than 30 days prior to the applicable date.

(b) **Special Meetings of Stockholders.** Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to this corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to this corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of this corporation who (A) is a stockholder of record at the time of giving of the notice provided for in this Section 7, (B) is entitled to vote at the meeting and (C) complies with the notice procedures set forth in this Section 7. Stockholders desiring to nominate persons for election to the Board of Directors at such a special meeting of stockholders shall deliver the stockholder's notice required by paragraph (a)(ii) of this Section 7 to the clerk or, if there be one, the secretary of this corporation at the principal executive offices of this corporation not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of (x) the 60th day prior to such special meeting and (y) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(c) **General.**

(i) Only persons who are nominated in accordance with the procedures set forth in this Section 7 shall be eligible to serve as directors. Only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 7. The chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 7 and, if any proposed nomination or business is not in compliance with Section 7, to declare that such defective proposal shall be disregarded.

(ii) For purposes of this Section 7, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by this corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 7, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 7. Nothing in this Section 7 shall be deemed to limit this corporation's obligation to include stockholder proposals in its proxy statement if such inclusion is required by Rule 14a-8 under the Exchange Act or any successor Rule. (Amended 9/20/90)

SECTION 8. **Postponement or Adjournment of Annual or Special Meeting.** The Board of Directors acting by resolution may postpone and reschedule any previously scheduled annual or special meeting of stockholders. Any annual or special meeting of stockholders may be adjourned by the chairman of the Board or pursuant to resolution of the Board of Directors. (Added 9/20/90)

ARTICLE II

Directors

SECTION 1. **Number, Election and Term.** There shall be a board of not less than three nor more than thirty directors. The number of directors for the ensuing year shall be determined by vote of the Board of Directors. No director need be a stockholder. The directors of the corporation shall be classified, with respect to the time for which they severally hold office, into three classes as nearly equal in number as possible, the initial classification to be made by vote of the Board of Directors designating the members of each class. The term of office of those of the first class ("Class I Directors") shall continue until the annual meeting of stockholders to be held in 1991, and until their successors are duly elected and qualified; the term of office of those of the second class ("Class II Directors") shall continue until the annual meeting of stockholders to be held in 1992 and until their successors are duly elected and qualified; and the term of office of those of the third class ("Class III Directors") shall continue until the annual meeting of stockholders to be held in 1993 and until their successors are duly elected and qualified. The successors to a class of directors whose term expires at an annual meeting of stockholders shall be elected to hold office for a term which continues until the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualified.

No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. (Amended 9/20/90)

SECTION 2. **Resignations.** Any director may resign by delivering his or her written resignation to the corporation at its principal office or to the president or clerk or, if there be one, to the secretary. Such resignation shall become effective at the time or upon the happening of the condition, if any, specified therein, or, if no such time or condition is specified, upon its receipt. (Amended 9/20/90)

SECTION 3. **Removal.** At any meeting of the stockholders called for the purpose any director may be removed from office only for cause by vote of a majority of the shares issued, outstanding and entitled to vote for the election of directors. At any meeting of the Board of Directors any director may be removed from office for cause by vote of a majority of the directors then in office. A director may be removed for cause only after a reasonable notice and opportunity to be heard before the body proposing to remove him or her. (Amended 9/20/90)

SECTION 4. **Vacancies.** Vacancies and newly created directorships, whether resulting from an increase in the size of the Board of Directors, or from the death, resignation, disqualification or removal of a director or otherwise, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, and any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or the new directorship was created and until his or her successor shall have been elected and qualified. (Amended 9/20/90)

SECTION 5. **Regular Meetings.** Regular meetings of the Board of Directors may be held at such times and places within or without the Commonwealth of Massachusetts as the Board of Directors may fix from time to time and, when so fixed, no notice thereof need be given. Unless otherwise prescribed by the Board of Directors, the first meeting of the Board of Directors following the annual meeting of the stockholders shall be held without notice on the day following the annual meeting of the stockholders or the special meeting of the stockholders held in lieu thereof, or if that day is a legal holiday in the place where the meeting is to be held, then on the next succeeding full business day, at 10:30 A.M. at the principal office of the corporation. If in any year a meeting of the Board of Directors is not held at such time and place, any elections to be held or business to be transacted at such meeting may be held or transacted at any later meeting of the Board of Directors with the same force and effect as if held or transacted at such meeting.

SECTION 6. **Special Meetings.** Special meetings of the Board of Directors may be called at any time by the president or secretary (or, if there be no secretary, the clerk) or by any director. Such special meetings may be held anywhere within or without the Commonwealth of Massachusetts. A written, printed or telegraphic notice stating the place, date and hour (but not necessarily the purposes) of the meeting shall be given by the secretary or an assistant secretary (or, if there be no secretary or assistant secretary, the clerk or an assistant clerk) or by the officer or director calling the meeting at least forty-eight hours before such meeting to each director by leaving such notice with him or her or at his or her residence or usual place of business or by mailing it, postage prepaid, or sending it by prepaid telegram, addressed to him or her at his or her last known address. No notice of the place, date or hour of any meeting of the Board of Directors need be given to any director if a written waiver of such notice, executed by him or her before of after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice.

SECTION 7. **Action at a Meeting.** At any meeting of the Board of Directors, a majority of the directors then in office shall constitute a quorum. Though less than a quorum be present, any meeting may without further notice be adjourned to a subsequent date or until a quorum be had. When a quorum is present at any meeting a majority of the directors present may take any action on behalf of the board except to the extent that a larger number is required by law, by the articles of organization or by these by-laws.

SECTION 8. **Action Without a Meeting.** Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all of the directors then in office consent to the action in writing and the written consents are filed with the records of the meetings of directors. Such consents shall be treated for all purposes as a vote at a meeting.

SECTION 9. **Powers.** The Board of Directors shall have and may exercise all the powers of the corporation, except such as by law, by the articles of organization or by these by-laws are conferred upon or reserved to the stockholders. In the event of any vacancy in the Board of Directors, the remaining directors then in office, except as otherwise provided by law, shall have and may exercise all of the powers of the Board of Directors until the vacancy is filled.

SECTION 10. **Committees.** The Board of Directors may elect from the Board an executive committee or one or more other committees and may delegate to any such committee or committees any or all of the powers of the Board except those which by law, by the articles of organization or by these by-laws may not be so delegated. Such committees shall serve at the pleasure of the Board. Except as the Board of Directors may otherwise determine, each such committee may make rules for the conduct of its business, but, unless otherwise determined by the Board or in such rules, its business shall be conducted as nearly as may be as is provided in these by-laws for the conduct of the business of the Board of Directors.

ARTICLE III

Officers

SECTION 1. **Enumeration.** The officers of the corporation shall consist of a president, a treasurer and a clerk and such other officers, including without limitation a chairman of the Board of Directors, one or more vice chairmen of the Board of Directors, a secretary and one or more vice presidents, assistant treasurers, assistant clerks and assistant secretaries, as the Board of Directors may from time to time determine. (Amended 12/19/91)

SECTION 2. **Qualifications.** No officer need be a stockholder or a director. The same person may hold at the same time one or more offices unless otherwise provided by law. The clerk shall be a resident of Massachusetts unless the corporation shall have a resident agent. Any officer may be required by the Board of Directors to give a bond for the faithful performance of his duties in such form and with such sureties as the board may determine.

SECTION 3. **Elections.** The president, treasurer and clerk shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders. All other officers shall be chosen or appointed by the Board of Directors.

SECTION 4. **Term.** Except as otherwise provided by law, by the articles of organization or by these by-laws, the chairman, president, treasurer and clerk shall hold office until the next annual meeting of stockholders and until their respective successors are chosen and qualified. All other officers shall hold office at the pleasure of the Board of Directors. (Amended 6/16/88)

SECTION 5. **Resignations.** Any officer may resign by delivering his or her written resignation to the corporation at its principal office or to the president or clerk, or, if there be one, to the secretary. Such resignation shall be effective at the time or upon the happening of the condition, if any, specified therein or, if no such time or condition is specified, upon its receipt.

SECTION 6. **Removal.** Any officer may be removed from office with or without cause by vote of a majority of the directors then in office. An officer may be removed for cause only after a reasonable notice and opportunity to be heard before the Board of Directors.

SECTION 7. **Vacancies.** Vacancies in any office may be filled by the Board of Directors.

SECTION 8. **Certain Duties and Powers.** Unless otherwise prescribed by the Board of Directors, the officers designated below, subject at all times to these by-laws and to the direction and control of the Board of Directors, shall have and may exercise the respective duties and powers set forth below:

The Chairman of the Board of Directors. The chairman of the Board of Directors, if there be one, shall be the chief executive officer of the corporation and shall, when present, preside at all meetings of the stockholders and at all meetings of the Board of Directors.

The President. The president shall have such duties and powers as are prescribed by the Board of Directors. If there be no chairman, he shall be the chief executive officer of the corporation and shall, when present, preside at all meetings of the stockholders and at all meetings of the Board of Directors.

The Treasurer. The treasurer shall be the chief financial officer of the corporation and shall cause to be kept accurate books of accounts.

The Clerk. The shall keep a record of all proceedings of the stockholders and, if there be no secretary, shall also keep a record of all proceedings of the Board of Directors. In the absence of the clerk from any meeting of the stockholders or, if there be no secretary, from any meeting of the Board of Directors, an assistant clerk, if there be one, otherwise a clerk pro tempore designated by the person presiding at the meeting, shall perform the duties of the clerk at such meeting.

The Secretary. The secretary, if there be one, shall keep a record of all proceedings of the Board of Directors. In the absence of the secretary from any meeting of the Board, an assistant secretary, if there be one, otherwise a secretary pro tempore designated by the person presiding at the meeting, shall perform the duties of the secretary at such meeting.

SECTION 9. **Other Duties and Powers.** Each officer, subject at all times to these by-laws and to the direction and control of the Board of Directors, shall have and may exercise, in addition to the duties and powers specifically set forth in these by-laws, such duties and powers as are prescribed by law, such duties and powers as are commonly incident to his or her office and such duties and powers as the Board of Directors may from time to time prescribe.

ARTICLE IV

Capital Stock

SECTION 1. **Certificates.** Each stockholder shall be entitled to a certificate or certificates starting the number and the class and the designation of the series, if any, of the shares held by him, and otherwise in form approved by the Board of Directors. Each such certificate shall be signed by the chairman, president or a vice president and by the treasurer or an assistant treasurer. Such signatures may be facsimiles if the certificate is signed by a transfer agent, or by a registrar, other than a director, officer or employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the time of its issue.

Every certificate issued for shares of stock at a time when such shares are subject to any restriction on transfer pursuant to the articles of organization, these by-laws or any agreement to which the corporation is a party shall have the restriction noted conspicuously on the certificate and shall also set forth on the face or back of the certificate either (i) the full text of the restriction or (ii) a statement of the existence of such restriction and a statement that the corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

Every certificate issued for shares of stock at a time when the corporation is authorized to issue more than one class or series of stock shall set forth on the face or back of the certificate either (i) the full text of the preferences, voting powers, qualifications and special and relative rights of the shares of each class and series, if any, authorized to be issued, as set forth in the articles of organization, or (ii) a statement of the existence of such preferences, powers, qualification and rights and a statement that the corporation will furnish a copy thereof to the holder of such certificate upon written request and without charge.

SECTION 2. **Transfers.** The Board of Directors may make such rules and regulations not inconsistent with law, with the articles of organization or with these by-laws as it deems expedient relative to the issue, transfer and registration of stock certificates. The Board of Directors may appoint one or more banks or trust companies, including one which is a subsidiary of the corporation, as transfer agents and registrars of the shares of stock of the corporation and may require all stock certificates to be signed by such a transfer agent or registrar or both. Except as otherwise provided by law, by the articles of organization or by these by-laws, the corporation shall be entitled to treat the record holder of any shares of stock as shown on the books of the corporation as the holder of such shares for all purposes, including the right to receive notice of and to vote at any meeting of stockholders and the right to receive any dividend or other distribution in respect of such shares.

SECTION 3. **Record Date.** The Board of Directors may fix in advance a time, which shall be not more than sixty days before the date of any meeting of stockholders or the date for the payment of any dividend or the making of any distribution to stockholders or the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only stockholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date; or without fixing such record date the directors may for any of such purposes close the transfer books for all or any part of such period. If no record date is fixed and the transfer books are not closed, (i) the record date for determining stockholders having the right to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors acts with respect thereto.

SECTION 4. **Lost Certificates.** The Board of Director may, except as otherwise provided by law, determine the conditions upon which a new certificate of stock may be issued in place of any certificate alleged to have been lost, mutilated or destroyed.

ARTICLE V

Miscellaneous Provisions

SECTION 1. **Fiscal Year.** The fiscal year of the corporation shall begin on the first day of January in each year and end on the last day of December next following.

SECTION 2. **Corporate Seal.** The seal of the corporation shall be in such form as shall be determined from time to time by the Board of Directors.

SECTION 3. **Corporate Records.** The original, or attested copies, of the articles of organization, by-laws and records of all meetings of the incorporators and stockholders, and the stock transfer records, which shall contain the names of all stockholders and the record address and the amount of stock held by each, shall be kept in the Commonwealth of Massachusetts at the principal office of the corporation in said Commonwealth or at an office of its transfer agent or of its clerk or of its resident agent, if any. Said copies and records need not all be kept in the same office. They shall be available at all reasonable times during regular business hours for inspection by any stockholder for any proper purpose but not if the purpose for which such inspection is sought is to secure a list of stockholders or other information for the purpose of selling said list or information or copies thereof or of using the same for a purpose other than the interest of the applicant, as a stockholder, relative to the affairs of the corporation.

SECTION 4. **Voting of Securities.** Except as the Board of Directors may otherwise prescribe, the chairman of the Board of Directors, if there be one, the president and the treasurer and each of them acting singly shall have full power and authority in the name and behalf of the corporation, subject to the instructions of the Board of Directors, to waive notice of, to attend, act and vote at, and to appoint any person or persons to act as proxy or attorney in fact for this corporation (with or without power of substitution) at, any meeting of stockholders or shareholders of any other corporation or organization, the securities of which may be held by this corporation.

SECTION 5. **MGL Chapter 110D.** The provisions of Chapter 110D of the General Laws shall not apply to this corporation on or after January 1, 1988, provided that this Board reserves its right under Chapter 110D to subsequently amend the by-laws to accept the provisions of Chapter 110D. (Added 12/17/87)

ARTICLE VI

Amendments

Except as otherwise provided by the articles of organization, these by-laws may be altered, amended or repealed at any annual or special meeting of the stockholders by the affirmative vote of a majority of the shares of stock then issued, outstanding and entitled to vote, provided notice of the substance of the proposed alteration, amendment or repeal is given in the notice of the meeting. These by-laws may also be altered, amended or repealed by vote of a majority of the directors then in office, except with respect to any provision which by law, by the articles of organization or by these by-laws requires action by the stockholders. Action by the stockholders is required to alter, amend or repeal this Article VI so as to increase the power of the directors or reduce the power of the stockholders to alter, amend or repeal these by-laws. Not later than the time of giving notice of the meeting of the stockholders next following the making, amending or repealing by the directors of any by-law, notice thereof stating the substance of such change shall be given to all stockholders entitled to vote on amending the by-laws. Any by-law adopted by the directors may be amended or repealed by the stockholders. (Amended 9/20/90)

STATE STREET.
For Everything You Invest In™

Edward D. Farley
Clerk

225 Franklin Street
Boston, MA 02110-2804

Telephone: 617 664 6553
Facsimile: 617 664 4747
edfarley@statestreet.com

November 19, 2003

VIA U.S. MAIL AND ELECTRONIC MAIL

Mr. David A. Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Dear Mr. Smith:

State Street received on November 5, 2003 a copy of your letter dated November 5, 2003, submitting your "Co-sponsored Proposal" for inclusion in State Street's proxy materials relating to its 2004 annual meeting. Further, State Street received a copy of a confirmation letter dated November 5, 2003 from Todd M. Wesche on November 5, 2003 and a separate confirmation letter dated November 5, 2003 from James E. Mulvey on November 7, 2003, both stating an intention to be a co-sponsor of the proposal. As requested in your letter and the confirmation letters sent by your co-sponsors, State Street will direct all correspondence regarding the proposal to your attention, and will send copies of all such correspondence to Mr. Wesche and Mr. Mulvey.

Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for stockholders who wish to include a proposal in a company's proxy materials. As discussed below, you and your co-sponsors have not met the eligibility requirements.

You stated in your letter dated November 5, 2003 that you have continuously held one share of State Street common stock for more than one year and enclosed with that letter a printout from an E*Trade Financial website showing buy and sell orders with respect to State Street common stock made through your E*Trade Financial account from July 25, 2002 to November 5, 2003 as proof of this assertion. Mr. Wesche and Mr. Mulvey have asserted that they have owned 67 shares and 150 shares, respectively, of State Street common stock for more than one year but have not submitted any evidence to support these assertions. You and your co-sponsors are not listed as a record holder of State Street common stock in the company's books and records. As a result, consistent with Rule 14a-8(f), State Street hereby notifies you that you and your co-sponsors have failed to prove your eligibility to submit a proposal under Rule 14a-8.

Pursuant to Rule 14a-8(b), in order to be eligible to submit a proposal to be included in State Street's proxy materials, you, together with your co-sponsors, must have continuously held at least $2000 in market value of State Street common stock for at least one year at the date you submitted the proposal and must continue to hold those securities through the date of the Company's annual meeting of stockholders. You and your co-sponsors must prove your eligibility to State Street in one of two ways. The first way is to submit to the Company a written statement from the record holder of your and your co-sponsors' securities verifying that, at the time the proposal was submitted, you and your co-sponsors continuously held the securities for at

STATE STREET.
For Everything You Invest In

least one year. The second way to prove ownership applies only if you or your co-sponsors have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you or your co-sponsors have filed one of these documents with the SEC, you or your co-sponsors may demonstrate eligibility by submitting to State Street: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level; (B) your written statement that you continuously held the required number of shares for the one- year period as of the date of the statement; and (C) your written statement that you intend to continue ownership of the shares through the date of the annual meeting.

In addition, your proposal though purporting to be a single item of business, consists of two separate proposals. The first proposal urges the shareholders to adopt an amendment to the By-laws of the Company that would provide that every shareholder proposal to amend the By-laws shall be included, verbatim, in the corporation's proxy materials for the next meeting of shareholders with checkboxes included on the proxy card. The second proposal urges the shareholders to adopt an amendment to the By-laws that would provide that any amendments to the By-laws made by the Board of Directors of the Company shall require ratification of the shareholders at the next meeting of the shareholders. Pursuant to Rule 14a-8(c), you and your co-sponsors may not submit more than one proposal for a particular stockholders' meeting. In order for your "Co-sponsored Proposal" to be eligible for inclusion under Rule 14a-8, you and your co-sponsors must recast it so as to conform with Rule 14a-8(c).

Since you and your co-sponsors did not prove your eligibility at the time you submitted your proposal, you and your co-sponsors must prove your eligibility and submit your revised proposal as discussed above by responding to this letter. Under Rule 14a-8(f), your response to this letter must be in writing, addressed to the undersigned, postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. State Street may exclude your proposal from its proxy materials if you and your co-sponsors do not meet the eligibility requirements.

Rule 14-8 sets forth numerous circumstances in which State Street may appropriately omit a proposal and supporting statements from its proxy materials even if all of the requirements described in the preceding paragraphs are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the proposal to be omitted from State Street's 2004 proxy statement.

Sincerely,

Edward D. Farley

Edward D. Farley

cc. Todd M. Wesche
James E. Mulvey

Wednesday, November 26, 2003

Mr. David A. Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304
corpgovactivist@hotmail.com

Mr. Edward D. Farley, Esquire
Clerk of State Street Corporation
225 Franklin Street
Boston, MA 02110
edfarley@statestreet.com

Mr. Robert F. Hayes, Esquire
Partner – Ropes & Gray
One International Place
Boston, MA 02110
RHayes@ropesgray.com

Re: Mr. Farley's Defective Letters and E-Mail Dated November 19 and November 20, 2003

Gentlemen:

I am writing to Mr. Farley, in reply to his letters and e-mail to me last week, and to Mr. Hayes, for reasons that should become clear below. I make reference to the following Items in this letter:

1. the letter that Mr. Joseph P. Sergienko e-mailed for Mr. Farley, dated Wednesday, November 19, 2003, in which Mr. Farley notified my co-sponsors and me that we must provide proof of our beneficial ownership under Rule 14a-8(b), and notified us that the Corporation considers our co-sponsored proposal to constitute two proposals;
2. the e-mails that I sent to Mr. Farley, dated November 19 and 20, 2003, seeking clarification from him, consistent with his fiduciary duties to me in his capacity as a corporate officer, regarding what specific documentation would be required to address and cure the Corporation's complaint with respect to the co-sponsors' and my proof of beneficial ownership/eligibility under Rule 14a-8(b);
3. the e-mail that I received from Mr. Farley, dated November 20, 2003, refusing to provide the clarification sought by the e-mails described in Item 2 above;
4. the last paragraph of the letter that Mr. Sergienko e-mailed for Mr. Farley, dated Thursday, November 20, 2003; and
5. the e-mail that I sent in reply to the letter described in Item 4 above, dated Thursday, November 20, 2003, calling the recipients' attention to the custom "Properties" tab of the MS Word document enclosed with Mr. Sergienko's e-mail, which show Mr. Hayes' name and Ropes & Gray e-mail address in the information denoting the letter's author.

Upon subsequent additional review, I have discovered that the custom "Properties" tab of the letter described in Item 1 above also shows Mr. Hayes as the author of that letter as well. Since both Items 1 and 4 have this curiosity in common, I have co-addressed this letter to Mr. Hayes. Additional reasons for this decision should become clear later in this letter. Taking as given that

Mr. Hayes is the author of Item 1, I note that he had 14 days, under Exchange Act Rule 14a-8(f), to research applicable interpretive authority as he composed Item 1, and to draft accordingly. The body of Item 1 reads as follows (yellow highlighted/bracketed materials are my comments):

> Dear Mr. Smith:
>
> State Street received on November 5, 2003 a copy of your letter dated November 5, 2003, submitting your "Co-sponsored Proposal" for inclusion in State Street's proxy materials relating to its 2004 annual meeting. Further, State Street received a copy of a confirmation letter dated November 5, 2003 from Todd M. Wesche on November 5, 2003 and a separate confirmation letter dated November 5, 2003 from James E. Mulvey on November 7, 2003, both stating an intention to be a co-sponsor of the proposal. As requested in your letter and the confirmation letters sent by your co-sponsors, State Street will direct all correspondence regarding the proposal to your attention, and will send copies of all such correspondence to Mr. Wesche and Mr. Mulvey. [Quite to the contrary, Mr. Hayes, my letter of November 5, 2003 requested that "all correspondence and/or filings related to" the co-sponsored proposal be directed to my attention only, as the lead proponent. If the management of the Corporation elects to incur the additional costs, out of shareholder resources, to make and send triple copies of everything (often by expensive private courier or overnight delivery, I might add) that is management's prerogative, but it does so of its own initiative and volition. As for my part, I view this as unnecessary and wasteful. So long as management provides me with one electronic copy and one paper copy of all correspondence and/or filings related to the co-sponsored proposal, I will ensure that Mr. Mulvey and Mr. Wesche receive copies, so that they may weigh in whenever they wish, and so that they remain apprised of all procedural and substantive issues relating to our proposal. In my view, this arrangement will also avoid confusion or controversy, by centralizing the flow of communications (e.g., if State Street sends all three of us materials, it will have to verify, track, and prove three sets of receipt data).]
>
> Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for stockholders who wish to include a proposal in a company's proxy materials. As discussed below, you and your co-sponsors have not met the eligibility requirements.
>
> You stated in your letter dated November 5, 2003 that you have continuously held one share of State Street common stock for more than one year and enclosed with that letter a printout from an E*Trade Financial website showing buy and sell orders with respect to State Street common stock made through your E*Trade Financial account from July 25, 2002 to November 5, 2003 as proof of this assertion. Mr. Wesche and Mr. Mulvey have asserted that they have owned 67 shares and 150 shares, respectively, of State Street common stock for more than one year but have not submitted any evidence to support these assertions. You and your co-sponsors are not listed as a record holder of State Street common stock in the company's books and records. As a result, consistent with Rule 14a-8(f), State Street hereby notifies you that you and your co-sponsors have failed to prove your eligibility to submit a proposal under Rule 14a-8.

Pursuant to Rule 14a-8(b) [see comment below], in order to be eligible to submit a proposal to be included in State Street's proxy materials, you, together with your co-sponsors, must have continuously held at least $2000 in market value of State Street common stock for at least one year at the date you submitted the proposal and must continue to hold those securities through the date of the Company's annual meeting of stockholders. You and your co-sponsors must prove your eligibility to State Street in one of two ways. The first way is to submit to the Company a written statement from the record holder of your and your co-sponsors' securities verifying that, at the time the proposal was submitted, you and your co-sponsors continuously held the securities for at least one year. The second way to prove ownership applies only if you or your co-sponsors have filed [ownership forms that are not applicable to my co-sponsors and me, so the "second way to prove ownership" is omitted. In the electronic copy of Item 1, the reference to Rule 14a-b(b) in this paragraph includes a "mouse over" hyperlink to: *http://www.westlaw.com/Find/Default.wl?rs=++++1.0&vr=2.0&DB=1000547&DocName=17CFRS240.14A-8&FindType=L*. This would suggest that Mr. Hayes *at least looked at* the commentary and guidance available on Westlaw, as it pertains to "17 CFR 240.14a-8" – or just Rule 14a-8, as it is more commonly known. Whether he absorbed or took to heart that guidance is another matter, and remains open to question. I don't think that he intended that this "mouse over" hyperlink survive into the letter that was sent as Item 1, but there you have it.]

In addition, your proposal though purporting to be a single item of business, consists of two separate proposals. The first proposal urges the shareholders to adopt an amendment to the By-laws of the Company that would provide that every shareholder proposal to amend the By-laws shall be included, verbatim, in the corporation's proxy materials for the next meeting of shareholders with checkboxes included on the proxy card. The second proposal urges the shareholders to adopt an amendment to the By-laws that would provide that any amendments to the By-laws made by the Board of Directors of the Company shall require ratification of the shareholders at the next meeting of the shareholders. Pursuant to Rule 14a-8(c), you and your co-sponsors may not submit more than one proposal for a particular stockholders' meeting. In order for your "Co-sponsored Proposal" to be eligible for inclusion under Rule 14a-8, you and your co-sponsors must recast it so as to conform with Rule 14a-8(c). [With all due respect, Mr. Hayes, that is not your call to make; rather, that is a determination to be left to the staff of the SEC and/or a federal court, should the Corporation elect to pursue the no-action letter process at the SEC, and/or seek relief in court. Without presuming to speak for my co-sponsors on this point, my own view is that we are not obligated to "recast" our proposal until after an impartial tribunal says so. In support of my viewpoint, I offer the following recent SEC no-action letters: AT&T Corporation (April 10, 2002), American Power Conversion Corporation (March 10, 2000), and Alltel Corporation (February 7, 2000). In each of these matters, the SEC staff found that the proponents had advanced a single proposal – composed of multiple sub-parts that related to a single, well-defined, unifying concept – and declined to concur with the registrants' arguments that the proponents had instead advanced multiple proposals in violation of the "one proposal" provision of Rule 14a-8(c). In other recent instances, the SEC staff – while concurring with a registrant's view that the proponent(s) in question had advanced a proposal that actually consisted of multiple proposals – gave the proponent(s) in question seven calendar days from actual receipt of the SEC's no-action letter to cure the problem. As one source notes: "If a proponent submits a proposal that it claims contains multiple subparts, it is difficult for a company to prove that there are multiple proposals. It is quite challenging to find evidence that a proponent is attempting to submit more than one proposal. As a result, few companies have met this burden of proof." For my own part, and without presuming to speak for my co-sponsors on this point, I think that we have the better of the arguments, Mr. Hayes, and believe that the SEC staff, hewing to recent precedent, will find that our proposal does not, in fact, consist of two proposals, as you contend. In all events, I reiterate my viewpoint that this is an argument best reserved for the no-action letter process, should the Corporation elect to pursue that process after reviewing this letter. Whether the SEC staff would deem your instructions, as phrased, concerning what my co-sponsors and I "must" do, with respect to "recast[ing]" our proposal, to run afoul of Rule 14a-9 – *False or Misleading Statements* – or to be otherwise misleading, is, at best, an open question, in my view, in light of recent SEC guidance regarding Rule 14a-8.]

Since you and your co-sponsors did not prove your eligibility at the time you submitted your proposal, you and your co-sponsors must prove your eligibility and submit your revised proposal as discussed above by responding to this letter. Under Rule 14a-8(f), your response to this letter must be in writing, addressed to the undersigned, postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. State Street may exclude your proposal from its proxy materials if you and your co-sponsors do not meet the eligibility requirements. [Again, with all due respect, Mr. Hayes, I do not foresee the co-sponsors and me providing a "revised proposal" at this premature point in the Rule 14a-8 process, as you contend we "must" do (*cf.* Rule 14a-9 – *False or Misleading Statements* – and SEC staff bulletins regarding the applicability of Rule 14a-9 to statements by a registrant or its legal counsel that would tend to mislead proponents about any actions that they "should" or "must" take with respect to their proposal or Rule 14a-8). If, as stated in my comment above, the staff of the SEC and/or a federal court agree with the argument you're advancing (should the Corporation elect to advance it after reviewing the contents of this letter), then that would be a different matter, in my own personal view. As you know, no-action letters often require the proponents to make modifications to their proposal, as a pre-condition of receiving no-action relief in their favor. This process occurs well before the Corporation's proxy materials must be printed and mailed, and affords enough time for all parties involved to take into account whatever changes the SEC staff pre-condition their no-action letter relief. Again, I do not presume to speak for my co-sponsors on this point, but I think that this view expresses a certain degree of common sense. If we were to "recast" our proposal, as you *instruct*, at this premature point in time, and thereby waive our right to champion our proposal "as is" – as a single proposal with a well-defined unifying concept (i.e., clarifying the Corporation's By-law amendment powers and procedures) – then management could (and probably would) subsequently pursue the no-action letter process with respect to the "recast", watered-down proposal. Again, I reiterate that you may make your argument where and when it is properly made, and I hasten to add that I deem your communications on this matter to be subject to Rule 11 of the Federal/MA Rules of Civil Procedure, and to Exchange Act Rule 14a-9. That said, I turn now to your statement that "[u]nder Rule 14a-8(f), your response to this letter must be in writing, addressed to the undersigned, postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. State Street may exclude your proposal from its proxy materials if you and your co-sponsors do not meet the eligibility requirements". That language is practically identical to the language found in Exchange Act Release 40018, which was published in *The Federal Register* on May 28, 1998, Volume 63, No. 102, beginning on page 29106 and continuing to page 29121. On page 29112, the Release announces the adoption of a "uniform 14-day period in which shareholders would be required to respond to a company's notification that the shareholder has failed to comply with one or more procedures under rule 14a-8, such as the submission deadlines and the rules for establishing proponent eligibility. We are adopting the 14-day period as proposed." On the same page, Release 40018 goes on to say that "[i]f the company intends to exclude the proposal, it nonetheless would later have to make a submission [to the staff of the SEC] under rule 14a-8[j], and provide a copy to the proponent." I have omitted internal footnotes 73 and 74. I will be making further reference to Release 40018 later in this letter, so please keep it in mind. I call your attention to several recent no-action letters: (1) Boise Cascade Corporation (February 8, 2002), Duke Realty Corporation (February 7, 2002), and Sysco Corporation (August 10, 2001). In each of these matters, the SEC staff found that the registrant in question failed to properly inform the proponents what would constitute adequate documentation to prove their eligibility under Rule 14a-8(b), and gave the proponents seven calendar days beyond the date of actual receipt of the no-action letter to produce the appropriate documentation to the registrants. Please note that the registrants' defective notices were not raised as an issue by each of these various proponents; rather, the SEC staff raised the issue on its own, without prompting from the proponents. Again, I call your attention to Rule 14a-9 – *False or Misleading Statements* – and recent SEC staff bulletins addressing Rule 14a-9's applicability to statements or omissions by a registrant or its counsel that would tend to mislead a proponent about actions that (s)he "must" take with respect to a proposal or Rule 14a-8. In light of the foregoing: (1) I demand that you immediately cure the defective notice letter from Mr. Farley dated November 19, 2003; (2) I deem the 14-day period under Rule 14a-8(f) to be tolled until you cure management's defective notice letter; and (3) if necessary, I am prepared to make that argument to the SEC staff, consistent with its own recent interpretive guidance on this point, and – again – within the context of the potential applicability of Exchange Act Rule 14a-9, and/or F.R.C.P./M.R.C.P. Rule 11, to the defective notice.]

> Rule 14-8 sets forth numerous circumstances in which State Street may appropriately omit a proposal and supporting statements from its proxy materials even if all of the requirements described in the preceding paragraphs are met. Please be advised that this letter in no manner waives the Company's right, in the event it chooses to exercise this right, to take all action available to it under Rule 14a-8, or otherwise, to cause the proposal to be omitted from State Street's 2004 proxy statement. [Mr. Hayes, again: contrary to what you wrote, there is no "requirement" that we "recast" our proposal at this premature point in time, in my view, and again without presuming to speak for my co-sponsors on this point. As you suggest, management has available to it the no-action letter process outlined at Rule 14a-8(j), and can make its argument to the SEC staff about whether or not the proposal "must" be "recast" within the parameters of *that* subsection of the Rule, if management still thinks that it has a viable argument to make to the SEC after reviewing this letter. For my part, and without presuming to speak for my co-sponsors, I would intend to vigorously counter your "two proposal" argument, and I would intend to raise Rule 14a-9's potential applicability to the defective notice letter, should management take any further actions to seek to exclude the proposal under Rule 14a-8, "or otherwise", as you suggest it may elect to do.]
>
> Sincerely,
>
> Edward D. Farley [Robert F. Hayes]
>
> cc: Todd M. Wesche [and] James E. Mulvey

The above letter arrived in my Inbox at 1:13 p.m. ET, Wednesday, November 19, 2003. Within twenty minutes, I promptly contacted my co-sponsors, Mr. Mulvey and Mr. Wesche, to advise them of the need to obtain proof of our beneficial ownership of the Corporation's common stock for the period specified under Rule 14a-8(b). At 2:13 p.m. ET, unaware at that point in time of the authorship information shown in the custom "Properties" tab of the above letter, I replied to Mr. Sergienko and to Mr. Farley, by e-mail, as follows:

> Mr. Sergienko – Thank you for sending this along.
>
> Mr. Farley –
>
> I have forwarded a copy of your letter to Mr. Mulvey and Mr. Wesche, and have advised them of the need to obtain a letter from each of our respective brokerages, evidencing our continuous ownership of our respective shares since at least November 10, 2002 (one year prior to the submission deadline of November 10, 2003). [Just to be careful, proof of ownership as of November 5, 2002 is instead necessary, since we submitted our proposal on November 5, 2003.] I have every confidence that each of us will be able to supply information from our respective brokerages that is sufficient to cure the eligibility defect of which you complain. However, one question immediately arises: since the nominal "record holder" of our respective shares is no doubt Cede & Co., as nominee for DTCC, a depository which in turn holds for our respective brokerages, will letters from our respective brokerages suffice to cure the eligibility defect of which you complain, or will the Corporation insist that our respective letters come from Cede & Co., as the

nominal "record holder"? Please answer in light of *Sarrouf v. New England Patriots,* a case decided by the Massachusetts Supreme Judicial Court (and a case in which Mr. Donovan, a partner at Ropes & Gray, represented the losing side, incidentally), in which the SJC held that overly technical requirements that "street name" holders evidence their stock ownership through the nominal "record holder" are contrary to the principles and spirit embodied in applicable MA statutes. I have a nice clean copy of the SJC's decision in *Sarrouf*, if you need me to send it along (having seen the Corporation's law library, however, and given that Mr. Donovan represented the losing side, I doubt this will be necessary, but the offer stands). Thank you for your immediate reply on this point, as 14 days is not a lot of time, particularly with the Thanksgiving holiday next week.

I will respond more formally by letter to the other points raised in your letter after I've had a chance to consult with my co-sponsors. However, at first blush, it is my own personal view that your contention that our co-sponsored proposal actually constitutes two proposals is an argument best reserved for the SEC Division of Corporation Finance under the no-action letter process, should the Corporation elect to pursue that process before the SEC. We advanced a proposed amendment to the Corporation's By-laws. Whether or not the language of that amendment would serve to effectuate two or more parsable changes to the current way of doing things at State Street Corporation is immaterial, in my view. You do not and cannot contend that our proposal, together with supporting statement, exceeded 500 words. Tellingly, your letter did not refer to any applicable no-action letters that would serve to bear out your contention, which in my experience usually means that neither the Corporation nor its attorneys at Ropes & Gray found any such supporting authority, and you're just making it up as you go along, not to put too fine a point on it. If you are aware of any such supporting interpretive authority issued by the SEC or the courts, please do send along another letter providing citations to said authority.

Meanwhile, I wish you a pleasant day, and I am of course

Sincerely yours,

– David A. Smith

Immediately after sending this e-mail to Mr. Sergienko and Mr. Farley, I notified my co-sponsors that I had sought this clarification from Mr. Farley, and advised my co-sponsors that I would pass along whatever clarification I received from Mr. Farley. In my view, I had every reason and right to expect to receive substantive clarification from Mr. Farley. He is, after all, a corporate officer (who was recently promoted from Assistant Clerk to Clerk of the Corporation), and he therefore owes the fiduciary duties of loyalty and care to the Corporation's shareholders – whether they are "registered" or "beneficial" (a point the MA SJC might very well be inclined to punctuate for him and for Ropes & Gray, if both remain stubbornly obtuse on the matter after reading the contents of this letter). My co-sponsors and I were prepared (and remain prepared) to take appropriate actions to establish our beneficial ownership/eligibility under Rule 14a-8(b), consistent with any *legally supportable* clarification I receive from Mr. Farley, Mr. Hayes, etc.

On Thursday, November 20, 2003, I was prepared to visit my brokerage branch to obtain a letter to evidence my continuous beneficial ownership of my State Street stock since at least November 5, 2002. I was on standby, awaiting Mr. Farley's anticipated response to the e-mail that is block quoted above. Given brokers' hours (i.e., given the need to visit my brokerage with enough lead time to explain my request to a branch employee and obtain the documentation in question from him or her), at 11:56 a.m. ET, I sent this follow-up e-mail to Mr. Farley:

> Mr. Farley –
>
> I am awaiting your reply to the re-forwarded e-mail below [which is the e-mail block quoted on the preceding two pages above], so that I know whether to go to my brokerage today, or to contact Cede & Co. to obtain my beneficial ownership proof letter (and so that I can relay that information to Mr. Mulvey and Mr. Wesche, so that they, too, may obtain their respective beneficial ownership proof letters). The question I posed to you is simple, and requires a simple answer, framed in reference to *Sarrouf v. New England Patriots.*
>
> Rule 14a-8(b)(2)(i) reads, as follows:
>
> "If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> The first way is to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders ..."
>
> Implicit in the foregoing is that a written statement from a "broker or bank" will suffice for the purposes of establishing eligibility under Rule 14a-8(b). However, given the nitpicking nature of your letter yesterday, and given the specious arguments that the Corporation has advanced in the past about "registered" or "record" stockholders vs. "beneficial" or "street name" stockholders, one cannot be too careful about such things, really. Rather than assuming that a letter from our respective brokerages will suffice, in the Corporation's "view", I am seeking clarification from you on whether that is the case, or whether the Corporation's "view" is that only a letter from Cede & Co., as nominee for DTCC, a depository that in turn holds for our respective brokerages, will suffice.
>
> Given the 14-day clock involved, I really must insist that you respond to my question no later than 1:15 p.m. today (24 hours from the e-mail containing your [defective notice] letter), so that I can either drop into my local brokerage office

today, or contact Cede & Co. today to obtain my beneficial ownership proof letter, as the case may be, depending upon the answer I receive from you.

Failure to respond to this e-mail with the requested answer within that timeframe may constitute grounds for equitable tolling of the 14-day clock involved. Of course, if the Corporation were to decide to take Messrs. Mulvey, Wesche, and me at our respective written representations that we have each held our respective shares for at least one year prior to November 5, 2003, and waive the overly technical reading of Rule 14a-8(b), in writing with your signature, that would be an acceptable alternative, grounded in basic decency.

Not that I'm holding my breath.

Thank you for your immediate response within the timeframe outlined above. Given that the Corporation and its attorneys took the full 14 days from receipt of our proposal to come up with the nitpicking letter you sent, I assume that every conceivable angle of the issue has been flogged to death internally, and that the answer I'm seeking is readily at hand. I appreciate your time, and am of course

Sincerely yours,

– David A. Smith

An hour later, at 12:55 p.m. ET on Thursday, November 20, 2003, I received this e-mail from Mr. Farley: "Mr. Smith, In answer to your question regarding Rule 14a-8 eligibility, you and your co-sponsors are responsible for proving your eligibility consistent with Rule 14a-8, including 14a-8(b)(2)(i) as previously described to you. – Ed Farley".

Again, please compare Mr. Farley's tersely worded response, on the one hand, to the SEC no-action letters in Boise Cascade Corporation, Duke Realty Corporation, and Sysco Corporation, cited earlier, on the other hand. Please also note that recent SEC staff bulletins directly address a registrant's obligation to provide *adequate and specific guidance* to proponents about the documentation required to cure any eligibility deficiencies arising under Rule 14a-8(b), without regard to the registrant's perception of the proponents' familiarity with Rule 14a-8.

Please also take into consideration: (1) the statutory and common law duties of loyalty and care arising under the laws of Massachusetts with respect to corporate officers such as Mr. Farley (bearing in mind that, to the extent that these duties require more of him than the explicit terms of Rule 14a-8 do, state law controls); (2) Rule 11 of the Federal and/or Massachusetts Rules of Civil Procedure; (3) Exchange Act Rule 14a-9 – *False or Misleading Statements*; and (4) the so-called "giggle test", as Chief Judge Margaret Marshall of the MA Supreme Judicial Court, or The Honorable Nancy Gertner, of the U.S. District Court in Boston, might apply that test to the tersely worded e-mail from Mr. Farley. I am given to believe that both jurists have a delightfully infectious giggle, which I suspect would ring forth were anyone to try to sell Mr. Farley's tersely worded e-mail as being all he that is obligated to say on the eligibility issue under Rule 14a-8(b). (As an aside, I had a front row seat earlier this year during oral arguments in the U.S. Supreme Court during *Lawrence, et al. v. Texas*, and witnessed the Supreme Court Justices' and the audience's spontaneous application of the "giggle test" in response to some of the more ludicrous and risible arguments that Texas advanced in that case – it wasn't a pretty sight, and I would not have wanted to have stood in the Texas attorney's shoes when it happened.)

In light of the foregoing considerations, I once again demand that Mr. Farley immediately cure his defective notice letter of the 19th, and I demand that he amend and extend his tersely worded e-mail response of the 20th. In light of the foregoing, Mr. Farley may also wish to consider the advisability of explicitly disclaiming his earlier remarks in those writings, and he may also wish to consider the advisability of including a written apology if and when he does so.

Moreover, given that Mr. Hayes "advised" my co-sponsors and me, in Item 1, that the Corporation explicitly reserves the right "to take all action available to it under Rule 14a-8, or otherwise, to cause the proposal to be omitted from State Street's 2004 proxy statement", please allow me to return the favor in the politest manner possible. Without presuming to speak for my co-sponsors on this point, I explicitly reserve the following rights, without waiving any others I may have available to me under any regulatory, statutory, or common law framework, and entirely consistent with, and in harmony with, certain previous representations I have made:

- I expressly reserve the right to *defend against and/or rebut* any action management elects to initiate, under Rule 14a-8(j), *or otherwise*, that seeks to cause the proposal to be omitted from State Street's 2004 proxy statement;
- I expressly reserve the right to *seek joinder with any third party/ies* who file(s) claims against management for its conduct relating to the co-sponsored proposal or the 2004 Annual Meeting;
- I expressly reserve the right to *file counterclaims* against the Corporation and/or any corporate officer, director, or legal advisor, for its/their conduct relating to the co-sponsored proposal (including, for example, counterclaims for breaches of the duties of loyalty and care, or of Rule 14a-9, as alluded to above), should the phrase *or otherwise* envision the Corporation *initiating* litigation to thwart the proposal; and
- I expressly reserve the right to *assist any third party/ies* who may elect to institute legal proceedings against management, arising out of management's conduct with respect to the co-sponsored proposal or the 2004 Annual Meeting. Such assistance may include, but would not be limited to: (1) providing sworn affidavits, with exhibits, to any such third party/ies; (2) agreeing to be deposed by any such third party/ies; (3) evaluating other witnesses' testimony for any such third party/ies in light of certain documents, recordings, etc. that I have at my disposal; and/or (4) facilitating the retrieval of documents from others who I know or believe to have pertinent materials that might be helpful to any such third party/ies who may independently elect to institute legal proceedings against management, arising out of management's conduct with respect to the proposal or the 2004 Annual Meeting.

Though polite, I hope and trust that the foregoing express reservation of my rights is also quite plain to management and to the putative experts at Ropes & Gray.

One source notes: "a company may (but is not required to) request documentation from the proponent about its claim that it is the beneficial owner of the required amount of securities for the requisite period and has the intent to hold the securities through the meeting date." This source adds: "Under Rule 14a-8(b)(1)(i) and (ii), a company must request proof from proponents within 14 calendar days after receiving a proposal. While a company may still request no-action relief if it fails to send a timely notice to the proponent, the staff normally gives the proponent additional time to provide the information." This source goes on to note that: "The SEC staff normally will review the company's notice to the proponent to ensure that it properly requested that the proponent cure any deficiencies. The staff's investigation is done on its own initiative, not only when a proponent points out a deficiency. Specifically, *the request must describe how the proponent may document ownership* and must make clear that the proponent must respond within 14 calendar days. One way for a company to do this is by providing the proponent with a copy of Rule 14a-8 and referring to the applicable provisions in the rule. *However, merely providing a copy of the rule is not sufficient to comply with the notice requirement*. If the company's request is deficient in any way, the staff normally provides proponents with seven more calendar days from the date of the staff's response letter to respond fully to the company's corrected request." [Emphasis added.]

Within 15 minutes of receiving Mr. Farley's tersely worded e-mail, at 1:10 p.m. ET on Thursday, November 20, 2003, I sent him the following reply: "Mr. Farley – You have ten more minutes from the timestamp of this e-mail to answer the question substantively, or else I deem the 14-day clock to be tolled by one day, and I intend to formally seek interpretive guidance from the Division of Corporation Finance staff at the SEC, with copies of my formal request sent to certain United States Senators. You owe Mr. Mulvey, Mr. Wesche, and me the fiduciary duties of loyalty and care. I am simply asking that you answer my question, with specificity, in a *matter* [sic; this word should read "manner"] that reflects those duties, so that each of us can take the steps we need to take in order to completely satisfy the Corporation's complaint with respect to Exchange Act Rule 14a-8(b). I am of course Cordially yours, – David A. Smith". Three minutes later, I sent him another e-mail, correcting the word "matter" to read "manner", and extended his clock accordingly.

Mr. Farley did not avail himself of the opportunity to amend and extend his reply, consistent with his fiduciary duties of loyalty and care as a corporate officer, within the timeframe allotted. Rather, at 3:48 p.m. ET, Mr. Sergienko sent me an e-mail, with the letter described in Item 4 enclosed. The last paragraph of that letter reads:

> As to any other assertions or questions in your most recent emails, consult the rules or your own counsel.
>
> Sincerely, Edward D. Farley [Robert F. Hayes]

Once again, please compare Mr. Farley's repeated refusal to supply substantive clarification, as requested, with the SEC no-action letters, Exchange Act Release, SEC staff bulletins, and other interpretive authority cited to or alluded to earlier in this letter. I maintain that Mr. Farley's notice to my co-sponsors and me is, and remains, defective until cured as demanded.

Upon receiving Item 4, I checked the "Properties" tab in Microsoft Word. Doing so revealed Mr. Robert F. Hayes (a partner at Ropes & Gray since 1976 and an associate there since 1966), as the author. As detailed later in this letter, this is not the first time this curious oddity has come to light. Given Mr. Hayes' putative expertise in securities law matters, his many years of practice, and his colorful and storied background as an attorney, it is perhaps a great and sincere compliment to my co-sponsors and me that such an eminent attorney has been detailed to attempt to thwart the inclusion of our proposal, as is, in the Corporation's proxy materials for the 2004 Meeting. Certainly, it becomes ludicrous and risible, in my view, for State Street to suggest that the proposal is not worthy of serious consideration, simply given who Mr. Hayes is.

At 4:55 p.m. ET on Thursday, November 20, 2003, I responded with the e-mail described in Item 5. Enclosed with that e-mail was an enclosure that had a screenshot of the "Properties" of the Microsoft Word document described in Item 4, which reveals Mr. Hayes as its author:


dsmith112003 Properties
General
Summary
Statistics
Contents
Custom
Name:
Add
Delete
Checked by
Client
Date completed
Department
Destination
Disposition
Type:
Text
Value:
Link to content
Properties:
Name
Value
_AdHocRevie... 4124572096
_EmailSubject
_AuthorEmail RHayes@ropesgray.com
_AuthorEmail... Hayes, Robert F.
_ReviewingTo...
OK
Cancel

On the morning of Friday, November 21, 2003, it occurred to me to double check the defective notice letter that my co-sponsors and I received from Mr. Farley dated Wednesday, November 19, 2003 (Item 1). Sure enough, as shown by the following screenshot of the "Properties" of that Microsoft Word document, Mr. Hayes is shown as that letter's author, too:


dsmith111903 Properties
General
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Name:
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Type:
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Value:
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_AdHocReviewCycleID 4124572096
_EmailSubject
_AuthorEmail RHayes@ropesgra...
_AuthorEmailDisplayN... Hayes, Robert F.
_ReviewingToolsSho...
OK
Cancel

This is not the first time that the mysterious Mr. Hayes has surfaced. His silhouette first popped up on the sonar screen, so to speak, on March 10, 2000. On that date, Mr. Farley (then Assistant Clerk of the Corporation) phoned Mr. Patrick A. Jorstad at home, and left him the following voicemail at 3:56 p.m. ET:

> Hello, this is Ed Farley calling from State Street for Patrick Jorstad. Mr. Jorstad, this is just a courtesy call concerning the Securities and Exchange Commission's letter dated March 2nd. We expected your response by now and we haven't received it. My number is [phone number redacted]. Thank you.

I am not certain, but it is my belief that a permanent copy of Mr. Farley's recorded voicemail was archived for safekeeping. If you would like, I can check on that and – assuming that the sound recording still exists – I would be perfectly willing to put forth my very best effort to attempt to obtain a copy for you to review.

Please see Mr. Jorstad's letter to Mr. Farley dated March 13, 2000, which may be found here: http://www.shareholdersonline.org/pdf/31300farley.pdf. As detailed in Mr. Jorstad's letter (and as I can personally attest, since I was present, firsthand, to personally witness the events described therein), Mr. Jorstad was unaware of the existence or content of the SEC's no-action letter dated March 2, 2000. When Mr. Jorstad returned Mr. Farley's phone call to apprise him of this fact, Mr. Farley offered to have a copy of the no-action letter delivered by private courier to Mr. Jorstad that same day (Friday, March 10, 2000).

Later that Friday evening, the mysterious Mr. Hayes had a letter couriered over from the K Street offices of Ropes & Gray in Washington, DC, bearing his signature. That letter is the aforementioned first blip on the sonar screen, so to speak. That letter, dated March 10, 2000, included a truncated copy of the SEC's March 2nd no-action letter as an enclosure. To see the letter, with its enclosure, please see: http://www.shareholdersonline.org/pdf/030200courier.pdf. For convenience, the text of Mr. Hayes' letter follows (but the enclosure bears looking at online):

> Dear Mr. Jorstad:
>
> On behalf of State Street Corporation, I enclose a copy of a letter from the Securities and Exchange Commission dated March 2, 2000 sent to the Company and you by the Commission, relating to your proposal for the State Street proxy statement and proxy. State Street received its copy of the letter on March 2.
>
> State Street expected to receive any proposed revision to your proposal no later than today, but has not. *If the Company doesn't hear from you by the close of business on Monday, March 13, it intends to act accordingly.* [Emphasis added.]
>
> Any questions in this regard should be directed to Ed Farley at [phone number redacted].
>
> Very truly yours,
>
> /s/ Robert F. Hayes
>
> Robert F. Hayes
>
> cc: Theresa Regan, Special Counsel – SEC
> Ed Farley, Esq.

As the header and footer of the referenced enclosure to Mr. Hayes' letter reveals, the SEC faxed a copy of the no-action letter to State Street, as the registrant, very late on March 2, 2000. Why the staff of the SEC did not extend Mr. Jorstad the same consideration, as the proponent, has remained an open question to this very day, especially given that the no-action letter required Mr. Jorstad, as the proponent, to make certain minor modifications to the language of his proposal and/or supporting statement. Now, thanks to the terse, unresponsive, stubborn, and obtuse response that Mr. Hayes sent on November 20, 2003 – "As to any other assertions or questions in your most recent emails, *consult the rules or your own counsel*." [emphasis added] – I believe that I may have discovered the answer to the open question of why the no-action letter reached State Street, as the registrant, in such a timely manner, without reaching Mr. Jorstad, as the proponent, in an equally timely manner.

Within the past few years, apparently, the SEC published a Staff Legal Bulletin relating to the shareholder proposal process under Rule 14a-8. This bulletin was apparently published in a "plain English", Q&A format (pursuant to former SEC Chairman Arthur Levitt's push for more "plain English" rules and interpretive guidance under the Exchange Act), and was apparently designed to assist registrants and proponents alike in navigating the shareholder proposal and no-action letter process. I wish to reiterate and emphasize that I found references to this interpretive authority *only because of, and as a direct result of*, Mr. Hayes' terse, unresponsive, stubborn, and obtuse letters to me dated November 19 and November 20, 2003. In particular his "go pound sand" approach to dealing with my reasonable requests for clarification regarding the eligibility issue under Rule 14a-8(b) prompted me to conduct new research, which has yielded much more information than management or Mr. Hayes probably would have preferred. The following block quotes are from the SEC bulletin in question, with my commentary in yellow. After reading this, I hope that State Street's officers, including Mr. Farley in particular, have a firmer grasp of the defects inherent in Mr. Hayes' letters to me dated November 19, 2003 and November 20, 2003:

> **B. Rule 14a-8 and the No-Action Process**
>
> **3. What are the deadlines contained in Rule 14a-8?**
>
> ...In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement [as the SEC's no-action letter did with respect to Mr. Jorstad's proposal in 2000], our response will afford the shareholder seven calendar days *from the date of receiving our response* to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b. [Emphasis added.]
>
> **10. How do we respond to no-action requests?**
>
> We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. *Because the company submits the no-action request, our response is addressed to the company.* However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases. [Emphasis added. It would seem that the Division of Corporation

Finance sent a copy of the decision letter with respect to Mr. Jorstad's proposal, by fax late on the night of March 2, 2000, to State Street Corporation, as the registrant, but the bleary-eyed SEC staff member must have forgotten to mail a copy to Mr. Jorstad, as the proponent, that night or the next day. However, see the Q&A to B.12.b below.]

12. What is our role after we issue our no-action response?

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. *For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b).* If the shareholder provides the required documentation eight days *after receiving our no-action response*, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement [as the SEC's no-action letter did with respect to Mr. Jorstad's proposal in 2000], the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support. [Emphasis added.]

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, *it is measured from the date the shareholder receives our response.* As previously noted in answer B.10, we send our response to both the company and the shareholder. *However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.* [Emphasis added. In light of the foregoing, and in light of the fact that Mr. Hayes did not provide Mr. Jorstad with a complete copy of what State Street received from the Division of Corporation Finance on March 2, 2000, it is reasonable to believe that State Street and its legal advisors at Ropes & Gray were on actual notice that the Corporation had an obligation to promptly forward a copy of the no-action letter to Mr. Jorstad by verifiable means, to ensure that he, in turn, was on actual and timely notice regarding its requirements to make slight modifications to his proposal and/or supporting statement (rather than waiting until the last minute to blindside him with the no-action letter, and giving him only three days to respond, requiring him to spend his weekend in March 2000 frantically acting to salvage his proposal from potential exclusion on a mere technicality). Some SEC interpretive authority even suggests that setting a "date certain" for a response – such as the "date certain" set by Mr. Hayes in his letter of March 10, 2000 – may cause the registrant and/or its counsel to run afoul of

Rule 14a-9 – *False or Misleading Statements* – by misleading the proponent(s) with respect to what is actually required of him/her/them under Rule 14a-8. Repeatedly, the interpretive guidance emphasizes that the no-action process deadlines run from a proponent's *actual receipt of triggering documents*, and admonishes and cautions both registrants and their lawyers to avoid setting "dates certain" for proponents to meet, without also making sure that the proponent is on actual notice of the document that triggers the deadline in question. Some might, therefore, advance the argument to the SEC or to a federal court that Mr. Hayes' letter to Mr. Jorstad dated March 2, 2000 ran afoul of Rule 14a-9, the Exchange Act of 1934, etc. – particularly in view of the subsequent actions of management and Ropes & Gray attorneys from March 13, to July 1, 2000. For details, please see: http://www.shareholdersonline.org/correspondence2000.htm, from 03/10/00 to 07/01/00.]

C. Questions Regarding the Eligibility and Procedural Requirements of the Rule

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required. [Compare the foregoing to Mr. Marshall N. Carter's ***videotaped*** outbursts at the 2000 Annual Meeting, including the arbitrary steps he took to prevent either Mr. Jorstad, or me, from presenting our respective proposals at the Meeting. Several Ropes & Gray attorneys were present at the 2000 Annual Meeting (not the least of whom was Mr. Truman Snell Casner, Esquire, who is Chair of the Executive Committee of the Corporation's Board of Directors, and who could therefore be considered to be the *de facto* lead "independent" director, charged with protecting all shareholders' rights – including the intangible ones like speaking at meetings), and not one of the Ropes & Gray attorneys who were present lifted a finger to correct Mr. Carter's actions, even when Mr. Wesche provided the opening for one of them to do so when he rose and challenged the propriety and equitable nature of Mr. Carter's actions from the floor.]

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

• within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

• the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 – Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal. [Emphasis added.]

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent. [Please apply this answer to my co-sponsors and me.]

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). *For example, events could delay the shareholder's receipt of the notice*. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days *after receiving* the [adequate] notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal. [Emphasis added.]

E. Questions regarding revisions to proposals and supporting statements.

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

• rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and

• rule 14a-8(e), which imposes a deadline for submitting shareholder proposals. [In my view, and without speaking for my co-sponsors, it would seem to me that Mr. Hayes' letter dated November 19, 2003 may have been designed to mislead my co-sponsors and me into foul territory under Rule 14a-8(c) and/or (e), as outlined above. Regardless of whether or not that was Mr. Hayes' hope or intent, the above SEC staff guidance reinforces my own personal view that the best, safest, and most impartial route is for management to advance its argument regarding the need for us to "recast" our proposal to the SEC, pursuant to the no-action letter process outlined at Rule 14a-8(j). Of course, if – after reading the contents of this letter and the applicable no-action letters that are cited herein – management and its counsel come to the conclusion that the "two proposals" argument is not so viable after all, you are welcome, in my personal view, to affirmatively withdraw the Corporation's stated objection under Rule 14a-8(c).]

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and Procedural Issues

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

• *provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects*; [Emphasis added, and I refer you back to the no-action letters cited earlier, pertaining to what constitutes "adequate detail".]

• although not required, consider including a copy of rule 14a-8 with the notice of defect(s);

• explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and

• send the notification by a means that allows the company to determine when the shareholder received the letter. [This is sound advice for the rest of the process, in my view, in light of Mr. Hayes' surprise letter to Mr. Jorstad on March 10, 2000.]

Again, after reading the foregoing quotes from the SEC bulletin, I hope that State Street's officers – and in particular, Mr. Farley – have a better understanding of the problems inherent in Mr. Hayes' letters to Mr. Jorstad dated March 2, 2000 and to me dated November 19 and 20, 2003.

Returning to the issue of the enclosure that Mr. Hayes included with his couriered letter to Mr. Jorstad dated March 10, 2000: the header information of Mr. Hayes' enclosure shows a timestamp of 22:09 on 03/02/00, names the sending fax machine as "CORP FIN FRONT OFFICE", and reveals that the enclosed page constituted page "002" of the fax transmission from the Division of Corporation Finance. The footer information of the enclosure shows a timestamp of 12:12 on 03/03/00, names the sending fax machine as "STATE STREET BANK", and reveals that the page constituted page "003" of the second fax transmission. These facts and circumstances suggest, all but conclusively, that the enclosure that Mr. Hayes included with his couriered letter was a copy of a page that had been transmitted by the SEC to State Street as page "002", and then re-faxed from State Street to Ropes & Gray as page "003". Neither the Corporation nor its Ropes & Gray attorneys extended the simple courtesy to Mr. Jorstad of sharing a copy of the no-action letter with him, prior to the surprise voicemail that Mr. Farley left for Mr. Jorstad on Friday, March 10, 2000. As shown in the SEC staff's answer to B.12.b above, management appears to have borne some obligation to "forward a copy of [the SEC's no-action] response to [Mr. Jorstad] by a means that permits the company to prove the date of receipt".

Mr. Hayes' letter to Mr. Jorstad arrived by courier at approximately 6:25 p.m. ET, on Friday, March 10, 2000. In spite of the express language on the face of the no-action letter, in spite of the Corporation's and Ropes & Gray's own neglect, in spite of Mr. Hayes' putative expertise in securities law, and in spite of the SEC interpretive materials available to guide him, Mr. Hayes gave Mr. Jorstad a shorter date certain (until the close of business on Monday, March 13, 2000) than did the SEC staff ("within seven days after receiving this letter") to respond with any modifications to the language of his shareholder proposal and/or supporting statement.

Let the record reflect that Mr. Hayes deemed one business day to be sufficient time for a *first-time proponent who is/was a layperson* to digest and respond to the SEC's no-action letter. Then – in light of this fact– I invite you to reflect upon whether or not you have a leg to stand on when you whine or complain whenever I set short deadlines for simple answers. For further details of the shenanigans leading up to, and including, the oppressive conduct that Mr. Carter, the former Chairman and CEO, engaged in at the 2000 Annual Meeting, please see the following URL: http://www.shareholdersonline.org/correspondence2000.htm, 03/02/00 through 04/19/00.

For details relating to Mr. Carter's subsequent sudden resignation as Chairman and CEO of State Street, and for details about management's and Ropes & Gray's botched attempt to resolve the claims that arose from Mr. Carter's ***videotaped*** actions at the 2000 Annual Meeting, please see: http://www.shareholdersonline.org/correspondence2000.htm, 04/19/00 through 08/09/00.

Mr. Hayes popped up on the sonar yet again on April 18, 2000, the day before the 2000 Annual Meeting. At a hearing held before The Honorable Nancy Gertner, U.S. District Judge, Mr. Hayes was present in the courtroom. Mr. Hayes was observed prior to the hearing huddling with Mr. William L. Patton, Esquire, one of his partners at Ropes & Gray. For the record, two attorneys from the law firm of Masterman, Culbert & Tully, who have also represented State Street in the past, were also present in the courtroom that day: Ms. Mary E. O'Neal, Esquire, and Ms. Patricia A. Granger, Esquire. Mr. Jorstad, Mr. Wesche, and I all three observed Mr. Hayes' huddles with Mr. Patton, and we also noted the presence of Attorneys O'Neal and Granger (frankly, these two particular attorneys' presence was perplexing at the time).

Even though Mr. Jorstad, Mr. Wesche, and I arrived at the federal court in Boston approximately thirty minutes before the hearing before Judge Gertner was scheduled to take place, and even though we exchanged pleasantries with the Ropes & Gray attorneys (including Mr. Patton) in the hallway outside the courtroom when we arrived, Mr. Patton waited until just a few moments before the hearing was scheduled to begin to approach the three of us inside the courtroom. I was engrossed in conversation with Mr. Jorstad and Mr. Wesche, when the two of them saw Mr. Patton approaching over my shoulder. They advised me that Mr. Patton was coming over, and I turned to greet him.

At this point in time, and with no explanation offered for why he waited until then to do so (rather than contacting me prior to the hearing so that I could research the issue), Mr. Patton informed me of his intention to introduce an oral dismissal motion to the Court, on the grounds of lack of subject matter jurisdiction (See Rule 12(b)(1) of the Federal Rules of Civil Procedure.)

As you know, Mr. Patton introduced that very oral dismissal motion to the Court. Gently, and politely, Judge Gertner asked me to establish the federal law(s) upon which her jurisdiction rested – explaining to me that hers is/was a court of limited, rather than general, jurisdiction.

From my research, I have gathered that Mr. Hayes is hailed as somewhat of a putative expert on the arcana of securities laws and regulations, specializing in aiding corporate players such as State Street Corporation and the Putnam Funds (to what end, and with what kind of a skewed, warped interpretation of where the bright lines are, is open to argument, in my view, and based on my experience). From that same research and experience, I have drawn the conclusion that Mr. Patton – with his disarming manner, Southern drawl, and easygoing charm – is hailed as somewhat of a crack litigator, or "face man" to put in front of judges and juries. Simply based upon the observations I made immediately prior to the hearing of April 18, 2000, Mr. Hayes, as the securities expert in the room, seemed to be briefing, coaching, and programming Mr. Patton (as the litigator or "face man") with talking points, reviewing last-minute strategies, etc.

This impression is further borne out by my observation that Mr. Patton gave a startled, nervous glance – first to me across the aisle from him, then over his shoulder to Mr. Hayes – when I nervously started answering Judge Gertner's jurisdictional query by making reference to specific Exchange Act Rules (e.g., Rule 14a-13, if memory serves). I came away from the hearing with the immediate and distinct impression that Mr. Patton was a bit panicked at the prospect that I could quote citations to specific Exchange Act Rules on the spot, and that I was obviously familiar enough with what they each stood for to make a run at answering Judge Gertner's jurisdictional question (gentlemen, as an aside and for the record, I have served as Parliamentarian of several organizations, including the Undergraduate Council at Harvard College, and seem to have a certain natural knack for learning bodies of rules, and for applying them fairly; if I ever make it to law school, I hope to ace Civil Procedure as a "1-L").

I am not certain, but it is my belief that a permanent copy of the transcript of this hearing before Judge Gertner has been archived for safekeeping. If you would like, I can check on that and – assuming that this "safekeeping copy" of the stenographic record still exists – would be perfectly willing to put forth my very best effort to attempt to obtain a copy for you, so that you may review what Mr. Patton and I each represented to Judge Gertner.

Because of my inexperience and untrained *pro se* status (not to mention the "intimidation factor" of appearing before a black-robed federal judge), I failed to offer a sufficient on-the-spot answer upon which Judge Gertner apparently felt she could lawfully retain jurisdiction of the matter. To this day, I maintain the highest personal regard for Judge Gertner and for the office of public trust that she holds. Failing that day at the hearing was very difficult, but it was a useful lesson that I carry with me to this day. I have likened it to receiving a poor grade from a professor or instructor I respect, and I view it as one of life's lessons learned. It was also at this point that I began to lose respect for Ropes & Gray as an institution.

The following day, Mr. Carter was ***videotaped*** stating that the specific reason he would not allow me to speak at the 2000 Annual Meeting in favor of shareholder proposals I had submitted was because I had filed suit against the Corporation, or words to that effect. He made these ***videotaped*** remarks in response to the challenge he received from the floor from Mr. Wesche, and I remain eternally grateful to Mr. Wesche for taking the initiative, and for having the presence of mind, to call Mr. Carter's ***videotaped*** actions for what they were.

In my opinion, Mr. Carter has no business sitting on any board of any corporation or any self-regulatory organization (such as the NYSE board), and as long as the First Amendment remains in force, I'll say so to anyone who will listen, carefully explaining my view in light of the facts and circumstances, in accordance with the often-overlooked notes to Rule 14a-9 that pertain to opining about a person or his or her integrity or character.

The facts speak for themselves. One month after the 2000 Annual Meeting (the events of which took place while the Directors then in office, and all Ropes & Gray attorneys who were present, sat on their hands, without lifting a finger to correct Mr. Carter or to put him in his proper place), Mr. Carter suddenly and unexpectedly tendered his resignation.

The same week that Mr. Carter resigned, I sent Mr. Patton an e-mail setting forth my intention to file a Rule 11 motion with the Court for sanctions: (1) describing the events that took place immediately prior to the hearing on April 18, 2000; and (2) notifying the Court that I had belatedly discovered that not only *did* the Court have subject matter jurisdiction – but also that the Securities Exchange Act of 1934 conveyed/es *exclusive jurisdiction* upon matters arising thereunder to the federal courts. In short, I informed Mr. Patton that I deemed his last-minute surprise dismissal motion to have run afoul of Rule 11, and offered to discuss the matter like adults, and in accordance with the spirit and letter of Rule 11.

Never before, and rarely since, has a State Street or Ropes & Gray attorney ever responded to me so quickly. Suddenly, the full force of Mr. Patton's Southern charm was brought to bear (and he was suddenly "all ears" to what I had to say, however "vituperative" it might have seemed).

In June 2000, two months after Mr. Carter's outburst at the 2000 Annual Meeting, and one month after Mr. Carter tendered his sudden resignation, Mr. Patton flew down to Washington to meet with Mr. Jorstad, counsel that Mr. Jorstad engaged for the limited purpose of representing him during the discussions, and me (I was *pro se*). We met at the DC offices of the law firm of Cohen, Milstein, Hausfeld & Toll (to be clear, that firm simply provided use of its office space for the meeting). Unfortunately, and apparently unbeknownst to Mr. Jorstad, the attorney who Mr. Jorstad engaged had a "prior history" with Mr. Patton and the law firm of Ropes & Gray. From what I gather, the attorney who Mr. Jorstad engaged had been involved in a rather ugly piece of divorce litigation involving a Ropes & Gray partner. I could be wrong, but I got the distinct impression that Mr. Patton allowed this "prior history" to get in the way of the matters at hand – namely, coming to an equitable and remedial resolution of what occurred at the 2000 Annual Meeting. The talks broke down without a resolution. For more details, please see the following URL: http://www.shareholdersonline.org/correspondence2000.htm, 06/15/00.

Mr. Hayes popped up again in March 2001 and March 2002. In letters from Mr. Farley to Mr. Jorstad dated March 5, 2001 and March 1, 2002, Mr. Hayes' authorship was revealed in the "Properties" section of the Microsoft Word documents that were e-mailed to Mr. Jorstad. For details, please see the following: http://www.shareholdersonline.org/correspondence2001.htm (03/05/01) and http://www.shareholdersonline.org/correspondence2002.htm (03/01/02).

Fast forward to Thursday, November 20, 2003 and the letter described in Item 4 on the first page of this letter. As shown in the screenshot earlier, the custom "Properties" tab of that letter from Mr. Farley shows Mr. Hayes as the author. By Friday, November 21, 2003, my co-sponsors and I had also discovered that the custom "Properties" tab of the letter Mr. Farley sent to the three of us, dated November 19, 2003 (Item 1), also shows Mr. Hayes as the author. Everything in Mr. Hayes' letter of November 20, 2003, except the last paragraph – "As to any other assertions or questions in your most recent emails, consult the rules or your own counsel." – falls outside the scope of this letter. Accordingly, I plan to respond to the first three paragraphs of the letter described in Item 4 by separate cover, though I imagine you can guess the gist of it, given the contents of this letter (see, e.g., the bulleted list on page 10 of this letter).

In any event, about an hour after receiving Item 4 from Mr. Sergienko, I sent an e-mail at 4:55 p.m. on Thursday, November 20, 2003. In my e-mail (Item 5), I called its recipients' attention to the fact that the custom "Properties" tab of the MS Word document enclosed with Mr. Sergienko's e-mail (Item 4) shows Mr. Hayes' name and Ropes & Gray e-mail address in the information denoting authorship of the letter:

> Mr. Sergienko –Thank you for sending the e-mail and enclosure below [Item 4]. As a State Street shareholder, I sincerely appreciate the difficult job you do.
>
> Mr. Farley, Mr. Towers, and Mr. Hayes:
>
> When responding formally to this letter, should I respond to the puppet, Mr. Farley, or to the puppetmaster, Mr. Hayes? Please see the enclosed attachment, which identifies Mr. Hayes as the author of the letter. [See screenshots earlier.]
>
> Incidentally, I have a certain degree of respect for Mr. Hayes (though nowhere near as much as for Mr. Patton). From what I can gather from my limited firsthand observations of him, along with my research, Mr. Hayes is a shrewd operator (otherwise, he wouldn't have been on Senator Kennedy's Chappaquiddick defense team, I suppose, an observation I make merely as a history buff; for my part, I feel that Senator Kennedy has gone on to accomplish great and important things during his Senate career, whatever the truth of the matter may have been during that unfortunate and tragic incident). Mr. Hayes just doesn't appear to be terribly adept at using technology (a more general complaint echoed by many Ropes & Gray associates about the partners, [from what] I gather) [e.g., see commentary posted by current or former Ropes & Gray associates, available online at www.thevault.com].

> In all events, and regardless of the true author, I shall respond more formally to the letter in short order. Meanwhile, [...]
>
> I am of course
>
> Cordially yours,
>
> – David A. Smith
>
> P.S. Do we shareholders REALLY pay Ropes & Gray? No wonder Mr. Spina is ashamed to name the amount publicly. I would be too if I were him. [At the past two consecutive State Street Annual Meetings, Mr. Spina, the current Chairman and CEO, has refused to disclose the dollar amount of fees paid to Ropes & Gray, in spite of the in-the-shareholders'-face conflict of interest inherent in the fact that Mr. Truman Snell Casner, Esquire, a former partner at Ropes & Gray and still "of counsel" at the law firm, is also Chair of the Executive Committee of the Board of Directors of State Street, and is held out as an "independent" director (and indeed, could be considered to be the *de facto* lead "independent" director).]

Rule 14a-4 and the Corporation's Past "Discretionary Voting", 2000-2003 Meetings

As so often has happened in the past, a stubborn, willful, obtuse Ropes & Gray-choreographed response has sparked new research that has yielded a bumper and bonus crop of new knowledge. I'll forego citing any other examples except the now-infamous Southgate & Glazer, *Massachusetts Corporation Law and Practice*, and its 1999 *Preface*, which begins:

> This book is by any measure a Ropes & Gray product. Although it expresses our views as individuals and not those of Ropes & Gray as a firm, over forty Ropes & Gray lawyers participated in its drafting, and many more were consulted on particular issues. It is the work of many hands and of an extensive editorial process.

As I stated I would do earlier, I now refer back to Exchange Act Release 40018, which was published in May 1998 ("the 1998 Release"). It is perhaps worth noting that the 1998 Release was published nearly two years prior to the 2000 Meeting, which was the occasion of Mr. Carter's unwarranted and ***videotaped*** outbursts (which no Ropes & Gray attorney, or Director, did anything about at the Meeting itself, though Mr. Carter suddenly resigned one month later). It is also perhaps worth noting that Mr. Jorstad, Mr. Mulvey, Mr. Wesche, and I all four attended the 2000 Annual Meeting as stockholders, each in our own individual right. For details, please see: http://www.shareholdersonline.org/proponentbios.htm.

Besides "establish[ing] a uniform 14-day period in which shareholders would be required to respond to a company's [adequate] notification that the shareholder has failed to comply with one or more procedures under rule 14a-8," the 1998 Release also deals with a number of other issues that relate to shareholder proposals at stockholders' meetings.

For instance, the 1998 Release discusses the circumstances under which it is lawful (or not) for a corporation such as State Street to exercise "discretionary voting authority". Repeatedly, the 1998 Release suggests that the state law of a registrant's state of incorporation – in this case, Massachusetts – overrides the framework of Rule 14a-4, and that state law is meant to supercede Rule 14a-4, rather than the other way around. The 1998 Release refers to two 1996 no-action letters, Idaho Power Co. (March 13, 1996) and Borg-Warner Security Corp. (March 14, 1996).

> The Division [of Corporation Finance] generally has concerns regarding the ability of a company to exercise discretionary authority under Rule 14a-4(c)(1) to vote on a matter raised at an annual meeting by a shareholder, when the company either received adequate notice of the proposal pursuant to the company's by-law notice provision or, in the absence of such a provision, a reasonable time before the solicitation ("Adequate Notice"). [Idaho Power Co. No-Action Letter]

> The Division [of Corporation Finance] generally has concerns regarding the ability of a company to exercise discretionary authority under Rule 14a-4(c)(1) to vote on a matter raised at an annual meeting by a shareholder, when the company either received adequate notice of the proposal pursuant to the company's by-law notice provision or, in the absence of such a Provision, a reasonable time before the solicitation ("Adequate Notice"). [Borg-Warner Security Corp. No-Action Letter]

These two no-action letters pre-dated the 2000 Annual Meeting by more than four years, and have been available, since 1996, to guide Mr. Hayes and the other putative Ropes & Gray securities law experts, as they have advised the management and Directors of State Street over the years. And yet, the proposals that I submitted in 2000, *in timely accordance with the advance notice provisions of the Corporation's By-laws*, did not appear on State Street's form of proxy for my fellow shareholders to direct the voting of their shares on these items of business. And yet, proposed mandatory By-law amendments that Mr. Jorstad, Mr. Mulvey, Mr. Wesche, and/or I have submitted in subsequent years, *in timely accordance with the advance notice provisions of the Corporation's By-laws*, have not appeared on State Street's form of proxy, so that our fellow shareholders could direct the voting of their shares on these matters.

In fact, at the 2003 Meeting in April, Mr. Jorstad was barred from voting on the proposed mandatory By-law amendment that he co-sponsored along with Mr. Mulvey and me. The Voting Instruction Form that he received from State Street Bank & Trust Co. in New York state – as Trustee for the Corporation's Salary Savings Plan – did not include checkboxes to permit him to vote on the proposal, one way or another. That same Voting Instruction Form included language to the effect that Mr. Jorstad could not vote in person at the meeting, should he attend in person (which he did). Only shareholders attending the meeting in person, or who sent a proxyholder, were able to cast votes "for" this proposal. Thus, State Street's use of "discretionary voting authority" resulted in only 170 shares voted "for" the proposal (Mr. Mulvey's 150 and my 20).

As a result of Mr. Hayes' obtuse responses, I have obtained copies of the full correspondence trail relating to the two 1996 no-action letters (Idaho Power and Borg-Warner). It would seem to me – given the Division of Corporation Finance's own articulated misgivings "regarding the ability of a company to exercise discretionary [voting] authority … when the company … received adequate notice of the proposal pursuant to the company's by-law notice provision" – that the SEC staff may very well find: (1) that the proposal that Mr. Mulvey, Mr. Wesche, and I have advanced under Rule 14a-8 for consideration at the 2004 Annual Meeting constitutes a single proposal, characterized by a well-defined, unifying concept; and (2) that our proposal addresses a problem about which the SEC itself has expressly articulated its own concerns (namely, the ambiguity that often arises from the conflict between state corporation laws and Rule 14a-4). Certainly, I would intend to quote the SEC's own articulated concerns about this subject in support of the co-sponsored proposal's inclusion, as is, in the 2004 proxy materials.

Again, it bears repeating that I found the 1998 Release (and the two 1996 no-action letters) while trying to find support for my contention that Mr. Farley/Mr. Hayes *must* spell out what documentation we co-sponsors are *legally obligated* to provide to the Corporation in order to establish our eligibility under Exchange Act Rule 14a-8(b). Imagine my surprise when I discovered that this selfsame Release also squarely addresses the interplay of Rule 14a-4 "discretionary voting authority" and state law, which has been a topic of contention in the past.

Put another way, had Mr. Farley/Mr. Hayes not told me to "consult the rules or my own counsel", and had he instead been an adult, and either: (1) waived the Corporation's objections under Rule 14a-8(b) with respect to my co-sponsors and me; or (2) spelled out exactly what documentation we co-sponsors are *legally obligated* to provide to the Corporation in order to establish our eligibility under Rule 14a-8(b) – with reference to any applicable no-action letters, interpretive releases, etc. – I would have neither gone looking for – nor found – the 1998 Release or the 1996 no-action letters in the first place. We will, no doubt, have further opportunities to revisit the discretionary voting authority issue in the very near future, in light of the new research that Mr. Farley's/Mr. Hayes' stubborn, terse, obtuse, "go pound sand" responses last week have prompted me to conduct.

For now, by copy of this letter, I hereby make Messrs. Jorstad, Mulvey, and Wesche each aware of this body of research, and I hereby make each of them aware that this body of research may, in fact, establish and supply the legal basis for previously unknown legal claims relating to the 2000, 2001, 2002, and/or 2003 Annual Meetings (which may, in turn, give rise to various types of remedies, including after-the-fact equitable remedies), which they may wish to present to the appropriate court of law if they so choose. I hasten to add the caveats that: (1) I am not an attorney, and am not intending to give legal advice; and (2) you should, of course, "consult the rules or your own counsel", to quote the esteemed Mr. Hayes within a context where his advice to that effect actually applies.

In the event that one or more of these three gentlemen were to file suit, I would stand ready to assist him/them in any way I am able at the time (subject to certain terms and conditions relating to – among other things – my ongoing health concerns). See the bulleted list on page 10 of this letter.

Besides what the Division of Corporation Finance said in the 1996 no-action letters about discretionary voting authority, please also note or see:

- The 1998 Release has this to say with respect to a registrant's use of Rule 14a-4 to exercise discretionary voting authority on a shareholder proposal that is submitted in timely accordance with the advance notice provisions of a corporation's by-laws: "We remind you that the disclosure prescribed by amended rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule [footnote referencing Rule 14a-9]".
- In *Fountain v. Avondale Industries, Inc.*, (E.D. La., 1995) a U.S. district court found that a company had violated Rule 14a-9 by inadequately describing a proposal regarding shareholder amendment of the by-laws, reasoning that "[c]hanges in the relative power of shareholder and director bear a strong semblance of materiality." Compare this court's finding to the treatment of the proposed By-law amendments that Messrs. Jorstad, Mulvey, Wesche, and/or I have submitted from 2000 to 2003 for

consideration at the 2000 to 2003 Annual Meetings. Also compare this finding to the Corporation's proxy materials for the 2000 to 2003 Annual Meetings (notice, in particular, management's description of these various proposed mandatory By-law amendments in its proxy statements for these years).

- Southgate & Glazer (which, much like the current state of affairs, is by any measure "a Ropes & Gray product") expresses doubts about a registrant's likelihood of success in persuading the MA courts that the "unusually expansive" role reserved for shareholders in corporate governance issues such as amending the by-laws, under MA's statutes, wouldn't require more than, for example, would the laws of Delaware.
- See *United Mine Workers of America v. The Pittston Company* (coming from a UMWA family, I found this case to be very interesting, and I wish to once again tip my hat to Mr. Hayes/Mr. Farley for the research mission his terse, obtuse responses sent me on). See also *Larkin v. Baltimore Bancorp*, 769 F. Supp. 919 (D. Md. 1991).
- With respect to the scope of disclosure that a registrant is required to include in its proxy materials with respect to a proposal that is submitted in timely accordance with the advance notice provisions of a corporation's by-laws, one notable source has this to say: "Rule 14a-9 may in some circumstances require greater disclosure than that required by Schedule 14A, although neither the courts nor the SEC have addressed the issue. The SEC staff has opined [in its no-action letter, Am. Soc. of Corp. Secretaries, (February 27, 1998)] that, with regard to the election of directors, neither Schedule 14A nor Items 401 or 404 of Regulation S-K (incorporated into Schedule 14A) require a company to provide information in its proxy statement regarding nominees other than those specifically nominated by the company. The staff pointed to Note B, set forth above, for the principle that a soliciting party need only describe matters for which it is seeking proxy authority. *The staff noted, however, that its no-action advice did not address the application of Rule 14a-9 to the fact pattern*."
- As mentioned above, Messrs. Mulvey, Jorstad, and I submitted a proposal in timely accordance with the advance notice provisions of the Corporation's By-laws, for consideration at the 2003 Annual Meeting. At the 2003 Annual Meeting, I asked the current Chairman and CEO, Mr. David A. Spina, whether he considered the Corporation's "discretionary voting" with respect to that proposed By-law amendment to amount to "stealing". Mr. Spina replied that he was certain that the Corporation and its attorneys had followed all applicable laws and regulations.

Former Chairman and CEO Marshall N. Carter and Exchange Act Releases 12999/40018

Exchange Act Release 12999, dated November 22, 1976 (the same year that Mr. Hayes became a partner at Ropes & Gray), sets forth the SEC's views on why shareholder proponents are required to attend annual meetings under Rule 14a-8(h) – e.g., to ensure that someone knowledgeable about the proposal's content is able to discuss it, and/or to answer questions from other shareholders. The 1998 Release refers favorably to the 1976 Release several times, in fact.

Just to be absolutely clear, I deem myself to be free – within the scope of the First Amendment, and within the confines of the often-overlooked notes to Rule 14a-9, as they pertain to opining about individuals – to raise the hue and cry regarding my opinion that Mr. Carter is simply not suitable to hold a directorship of any public company (or of the NYSE), in light of his ***videotaped*** outbursts at the 2000 Meeting, his subsequent resignation as Chairman and CEO of State Street, Mr. Patton's trip to Washington in June 2000, the contents of Exchange Act Release 12999 (and subsequent such Releases that refer favorably to 12999), and the Corporation's continued refusal to turn over a copy of the videotape in question (which, I maintain, clearly captured Mr. Carter, his fellow Directors, certain officers, and others in wrongdoing).

As I see it, Mr. Carter's actions at the 2000 Annual Meeting – challenged by Mr. Wesche – demonstrated that Mr. Carter is incapable of entertaining dissenting viewpoints, or of protecting small investors' rights (including their intangible, inherent property rights, like speaking at annual meetings). I have the deepest and most abiding respect for Mr. Carter's military career. Two of my uncles served in Vietnam, and I myself tried to join up with the Navy through the ROTC program (but my Crohn's Disease diagnosis disqualified me).

Unless Mr. Carter is big enough to admit, as publicly as his brazen outbursts at the 2000 Meeting, that he was in the wrong, then I do not see any principled course forward except for me to continue to seek to call attention to his actions in any lawful manner that I see fit. One notable source suggests that corporate counsel:

> **Prepar[e] for possible meeting scenarios.** Although it is impossible to script every situation, it is not unusual for an unexpected shareholder motion or resolution for [sic] the floor to be ruled out of order. To help ensure that an "out of order" ruling is not the result of an overreaction, the chairperson should get comfortable that some disturbances at a stockholders' meeting are unavoidable and be mindful of the media implications of an outburst. [In my view, Mr. Carter and Mr. Spina have not been properly briefed by Ropes & Gray about the full scope of a stockholders' rights at a stockholders' meeting – including the intangible rights, like speaking on the items of business that appear on the agenda. Again, I reiterate that I have the utmost respect for the military service that both Mr. Carter *and* Mr. Spina rendered to our country – but most veterans I know say that their service to our country included defending First Amendment principles. Just because Mr. Carter or Mr. Spina served his country doesn't mean he gets to squelch other citizens or other shareholders, in my view.]

Invitation to Withdraw Rule 14a-8(b) and (c) Issues, and/or to Waive Rule 14a-8(j) Relief

Just to be explicit, and without presuming to speak for my co-sponsors, I would welcome management's decision, in light of the contents of this letter, to withdraw the Corporation's objections under Rule 14a-8(b) and Rule 14a-8(c), in writing. Otherwise, I have made clear my feelings on these matters, and welcome the opportunity to vigorously contest the matters before the SEC under the no-action letter process, *or otherwise*, as Mr. Hayes wrote, if it comes to that.

Just to be explicit, and without presuming to speak for my co-sponsors, I would welcome management's decision, in light of the contents of this letter, to explicitly waive, in writing, any rights the Corporation may have under Rule 14a-8(j), *or otherwise*, to seek to exclude the co-sponsored proposal, as is, from the Corporation's proxy materials for the 2004 Annual Meeting. Otherwise, I have made clear my feelings on these matters, and welcome the opportunity to vigorously contest the matters before the SEC under the no-action letter process, *or otherwise*, as Mr. Hayes wrote, if it comes to that.

Nothing in the foregoing should be construed to mean that I refuse to provide proof of my eligibility under Rule 14a-8(b), *once the Corporation's defective notice is cured, or once the SEC weighs in with respect to the adequacy of the Corporation's notice.* Nor should anything in the foregoing be construed to mean that I refuse to recast our proposal, (e.g., if the SEC staff concurs with the Corporation's "two proposal" argument, and requires my co-sponsors and me to rephrase it as a pre-condition to its no-action letter relief, then I would act appropriately and in consultation with my co-sponsors).

Mr. Hayes' Expertise in Securities Law as Subjective Factor under Rule 11 and Rule 14a-9

Just to be clear, and without presuming to speak for anyone else, I want to point out that the *SEC Action Alerts* that Ropes & Gray periodically publishes on its website make manifest – as do other public sources – that Mr. Hayes holds himself out as something of a putative expert in securities law matters. In those *Action Alerts*, he is routinely listed as one of the "go-to" attorneys at Ropes & Gray if corporate clients have any questions about the subject matter of the *SEC Action Alert* in question.

As a general observation, many Rule 11 opinions that I have studied suggest that most courts of law take into account such subjective factors as: (1) an attorney's years of practice; (2) his or her degree of putative expertise in a given field of law; (3) his or background; and (4) his or her education, when deciding how to assess and/or divide up any sanctions it decides to impose for misconduct. I have also found Rule 11 opinions in which the courts have reserved especially harsh sanctions for attorneys who take advantage of *pro se* laypersons.

As another general observation: (1) Mr. Hayes became a partner at Ropes & Gray in 1976, after joining the firm in 1966; (2) his online bio on Ropes & Gray's website says that he "is a member of the firm's Corporate Department specializing in business and securities law"; (3) his online bio says that he "holds directorships at Jordan Hospital, Inc. and Duxbury Beach Reservation, Inc."; and (4) his online bio says that he graduated from Harvard College in 1962, *cum laude*, and that he graduated from Harvard Law School in 1965, *cum laude*. By my estimate, Mr. Hayes is approximately 63 years old.

As yet another general observation: (1) I am not an attorney; (2) I do not claim to be a securities law expert, but I *do* claim to be able to read and follow simple rules and directions; (3) thus far in my life, I have held no directorships at any registered corporation; and (4) I attended Harvard College from 1990 to 1994, and completed my degree in Government there by finishing one remaining class in the summer of 1996 (I had surgery for complications related to my Crohn's Disease during the final semester of my senior year in 1994, and missed graduating on time by a single course). Because of the surgery, I had to drop my honors thesis regarding the United Mine Workers of America. I took one course at Harvard Law School during the first semester of my freshman year, regarding the evolution of the law in Medieval England, and if memory serves, I earned an honors grade in that course; otherwise, I have no formal legal training thus far in my life. I am 31 years old, about half as old as Mr. Hayes.

Straining the submarine and sonar analogy made earlier in this letter to its outer limits, if you'll indulge me: nobody fired "depth charges" to expose Mr. Hayes' role in this matter, or forced him to surface. He botched his own "run silent" mode by his own repeated mistakes. Such has been the unfortunate error of many a submarine skipper.

I must also confess that I laughed out loud when I saw the movie *Chicago* recently, during Richard Gere's lawyer-as-puppetmaster scene, and I thought of poor Mr. Farley. Now that it is clear that Mr. Hayes has been the one pulling Mr. Farley's strings all along [e.g., more than once during shareholder list inspection visits at State Street's headquarters, my co-sponsors and I have been kept waiting downstairs for long periods of time, while Mr. Farley has retreated upstairs to get his marching orders from some unknown person(s)], I will do whatever I am able at the time, to assist anyone who elects to file an appropriate Rule 11 motion with a court of law, so long as the third party/ies filing any such Rule 11 motion clearly communicate(s) to the court in question Mr. Hayes' role, as a mitigating factor in favor of poor Mr. Farley. This offer is also subject to other terms and conditions, including ones relating to my ongoing health concerns.

The Massachusetts Supreme Judicial Court's Decision in *Goodridge* Last Week

As you are no doubt aware, last week Chief Justice Margaret Marshall of the Massachusetts Supreme Judicial Court released an eloquently-penned opinion, *Goodridge et al. v. Department of Public Health*, regarding gay marriage in the Commonwealth of Massachusetts. This followed closely on the heels of *Lawrence v. Texas*, decided by the U.S. Supreme Court earlier this year (after oral arguments at which I was personally present), which effectively struck down certain antiquated statutes that were still on the books in a diminishing handful of states.

In light of these two opinions, it may be deemed advisable by management and its legal counsel to review the actions of Morrow & Co. – acting as State Street's agent – in keeping me out of the 1999 Annual Meeting, even after Mr. Jorstad identified me as his partner, his guest, and his agent. In light of these two opinions, it may also be deemed advisable by management and its legal counsel to review the actions of Equity Office – acting as State Street's agent – in keeping me out of the Corporation's headquarters in 1999. That I was threatened with arrest for trespass by a plainclothes Boston police officer (even after being identified as Mr. Jorstad's partner and agent, and even after asserting a lawful purpose under state law and common law for my visit as his agent) is beyond dispute. That I left the Corporation's headquarters peacefully, under this threat of arrest, is also beyond dispute. If necessary, I can supply copies of one or more press clippings that memorialized the Corporation's heavy-handed actions in these matters.

Whether Mr. Jorstad, as the principal in these matters, may still have timely claims that survive into the present day is an issue that he will have to evaluate after he "consult[s] the rules or [his] own counsel", to quote Mr. Hayes in a context where his words are actually applicable. For my own part, it is my own personal belief, particularly in light of the SJC's decision in *Goodridge* last week, and the U.S. Supreme Court's decision in *Lawrence* this past summer, that management's actions may not be looked upon very favorably by either the federal or the state courts in Massachusetts, should Mr. Jorstad elect to pursue any such claims there. (All recipients of this letter are urged, once again, to see the bulleted list on page 10 of this letter.)

Conclusion

In closing, I would ask that Mr. Hayes pay me two simple courtesies, if he cannot bring himself to stay squarely within the bright lines of the applicable bodies of laws and rules from this point forward in his dealings with me: (1) please don't hide behind the hapless Mr. Farley any longer (I genuinely feel sorry for the poor guy, since it's his name and corporate office you have repeatedly hid behind, making a fool out of him in the process, in my view); and (2) please cite some cases, no-action letters, rules of thumb – something – in support of your arguments (and, just for a change of pace, try doing it without using ellipses to omit the portions of those cases, no-action letters, etc. that cut against whatever opportunistic argument you're advancing at the moment). I realize that these may be practices you may have grown unaccustomed to, or rusty at, as a Ropes & Gray partner, but please at least try to remember how (think back to law school, and try to channel or to get in touch with your "inner 1-L", if that helps).

"It is a far, far [easier] thing to have a firm anchor in nonsense than to put out on the troubled seas of thought." – John Kenneth Galbraith

Please forgive me for saying so, but – from my vantage point – the Ropes & Gray partners, and the conflict-laden Directors of State Street Corporation, appear not only to be *anchored* in the Port of Nonsense, but also to be *drydocked* there (and hence, the co-sponsored shareholder proposal you have before you).

This letter is awfully long (necessarily so), and deals, in some places, with some pretty dry background material. Just to end on a light-hearted note, please see the three enclosed cartoons, and please draw your own conclusions as to the reason(s) why I perceive them to be germane (with reference to Ropes & Gray's representation of the troubled Putnam Funds provided as one hint). However, the tight deadlines involved under Rule 14a-8 are no laughing matter. Therefore, given the defective notice dated Wednesday, November 19, 2003, I demand that you reply to this letter, in writing, no later than 1:00 p.m. ET, Friday, November 28, 2003 (if my co-sponsors and I do not get to exclude Thanksgiving, neither do you). I wish you both a pleasant day, and I am

Cordially yours,

David A. Smith

cc: Mr. Patrick A. Jorstad
Mr. James E. Mulvey
Mr. Todd M. Wesche

Enclosures as Referenced



"What we didn't know but obviously needed was an ethicist."



"He's illuminating something called 'The Book of Billable Hours.'"

Mr. Edward D. Farley, Esquire – Clerk of State Street Corporation
Mr. Robert F. Hayes, Esquire – Partner, Ropes & Gray
November 26, 2003



"My client doesn't have to answer that."

December 3, 2003

VIA U.S. MAIL AND FAX

Mr. Edward D. Farley
State Street Corporation
225 Franklin Street
Boston, MA 02110-2804

Dear Mr. Farley:

I am in receipt of your letter dated November 19th, 2003. In that letter, the corporation formally requests proof of eligibility for submission of a shareholder proposal, under Rule 14a-8(b) of the Securities Exchange Act of 1934. Please find attached a written statement from E*Trade Securities, LLC. This statement satisfies Rule 14a-8(b) by verifying that, at the time the proposal was submitted, I have continuously held shares in State Street Corporation with a market value of at least $2,000 for at least one year. Furthermore, I intend to continue to hold these securities through the date of the 2004 annual shareholders meeting.

With respect to the corporation's assertion that the submitted proposal consists of two separate proposals, I firmly disagree. In my view, the proposal contains several elements that provide a solution to a single, uniform concept: That shareholders should ratify all changes to the corporate by-laws.

If the corporation wishes to challenge my view, it is welcome to bear the burden of proof in a request for a "no-action" letter from the SEC.

Sincerely yours,

James E. Mulvey

cc: David A. Smith
cc: Todd M. Wesche

E*TRADE
FINANCIAL

November 20, 2003

James Mulvey
397 Main St #2
Charlestown MA 02129

Re: Acct #6106-6324

Dear Mr. Mulvey,

This letter is in response to your request for written acknowledgment of the trading activity for State Street Boston Corp (symbol STT). I will address this request with you accordingly.

On February 5, 1999, 100 shares of STT were purchased in your E*TRADE Securities account. On June 1, 1999, 75 shares of STT were sold, leaving 25 shares remaining in the account. On November 15, 1999, an additional 50 shares of STT were purchased increasing the total shares held to 75. In May of 2001, STT went through a 2 for 1 stock split, whereby increasing the previous 75 shares to 150. This total asset has been held in the above referenced account since November 15, 1999.

I hope this letter has provided the information you were seeking. We thank you for your continued patronage of E*TRADE Securities and wish you success with your future investments.

Sincerely,

Jennifer Davis
Correspondence Specialist
E*TRADE Securities LLC

E*TRADE Securities LLC
10951 White Rock Road
Rancho Cordova, CA 95670
t: 1.800.786.2575
etrade.com
Member NASD/SIPC

2101 Mill Road #107
Alexandria, VA 22314-5318

November 5, 2003

BY U.S. MAIL AND FAX
Fax: (617) 664-4747

Mr. Edward D. Farley, Esq.
Clerk
State Street Corporation
225 Franklin Street
Boston, MA 02110-2804

Re: Proof of Ownership of STT Shares and the Co-sponsored Proposal

Dear Mr. Farley,

Attached to this fax please find a fax and coverletter from E*TRADE Financial verifying my ownership of sixty-seven (67) shares of STT.

Rule 14a-8(b) requires that the co-sponsors demonstrate our eligibility to submit the proposal. As verified by E*TRADE, I have continuously owned 67 shares of the Corporation's stock, valued at more than $2000, for more than one year. I meet the eligibility requirements of Rule 14a-8(b) in my own right. I intend to hold sufficient of these shares through the Corporation's 2004 Annual Meeting.

Echoing the sentiments of my co-sponsors with respect to the corporation's assertion that the submitted proposal consists of two separate proposals, I firmly disagree. In my view, the proposal contains several elements that provide a solution to a single, uniform concept: That shareholders should ratify all changes to the corporate by-laws. If the corporation wishes to challenge my view, it is welcome to bear the burden of proof in a request for a "no-action" letter from the SEC.

Thank you for your attention to this matter. I appreciate your courtesy reply today, confirming your timely receipt of this letter.

Warmest regards,

Todd M. Wesche

Todd M. Wesche

Enclosure

E*TRADE FINANCIAL

December 3, 2003

Todd M Wesche
2101 Mill Rd Apt #107
Alexandria VA 22314

Re: Acct #1042-5894

Dear Mr. Wesche,

This letter is in response to your request for written acknowledgment of the trading activity for State Street Boston Corp (symbol STT). I will address this request with you accordingly.

On February 9, 2000, 1 share of STT was purchased in your E*TRADE Securities account. In May of 2001, STT went through a 2 for 1 stock split, whereby increasing the previous 1 share to 2. On September 24, 2001, 65 additional shares of STT were purchased increasing the total shares held to 67. This total asset has been held in the above referenced account since September 24, 2001.

I hope this letter has provided the information you were seeking. We thank you for your continued patronage of E*TRADE Securities and wish you success with your future investments.

Sincerely,

Jennifer Davis
Correspondence Specialist
E*TRADE Securities LLC

E*TRADE Securities LLC
10951 White Rock Road
Rancho Cordova, CA 95670
t 1.800.786.2575
etrade.com
Member NASD/SIPC

Wednesday, January 21, 2004

Mr. David A. Smith
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-6032

Office of the Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: *State Street Corporation* – Rule 14a-8 Proposal

Ladies and Gentlemen:

On December 19, 2003, State Street Corporation filed a no-action letter request, pursuant to Exchange Act Rule 14a-8(j). Pursuant to Exchange Act Rule 14a-8(k), I respectfully submit this rebuttal in defense of the Proposal.

It is my view that the three numbered arguments advanced by the registrant do not meet the Corporation's regulatory burden of proof under Rule 14a-8(g). I request that the Staff concur, and advise the registrant that enforcement action will be recommended in the event that State Street omits the Proposal in question from its proxy materials for the 2004 Annual Meeting of Shareholders.

The Measure Constitutes One Proposal

In *Exchange Act Release 12999* (Nov. 22, 1976), the Commission stated that a single proposal made up of multiple elements would not be treated as separate proposals where, as here, the components "are closely related and essential to a single well-defined unifying concept."

Here, the Proposal passes the test. It does not deal with disparate topics. Rather, the proposed amendment's two sentences pertain to a single, well-defined concept: reforming the By-law amendment process to ensure that State Street's shareholders have the final say on all proposed changes to this governing document. Accordingly, the Proposal does not violate Rule 14a-8(c).

In an attempt to give some ballast to its argument to the contrary, State Street cites a long line of no-action letters that derive from the test articulated in *Release 12999*, and implies that the Proposal here is like those cases. I would argue that the Proposal here is more akin to *AT&T Corp.*, 2002 SEC No-Act. LEXIS 576, (April 10, 2002), *American Power Conversion Corp.*, 2000 SEC No-Act. LEXIS 437 (March 10, 2000), and *Alltel Corp.*, 2000 SEC No-Act. LEXIS 157 (Feb. 7, 2000). In each of these matters, the Staff found that the proposals' multiple elements were sufficiently interrelated to constitute a single proposal. Even in *Enova Corp.*, 1998 SEC No-Act. LEXIS 169 (Feb. 9, 1998), which is cited favorably by State Street in its no-action request, the Staff disagreed with the registrant's view that the proponent had submitted four distinct proposals, finding instead that three of the elements were sufficiently interrelated to comprise a single proposal, and that the fourth element constituted a distinct second proposal.

Applying State Street's argument, as advanced, none but the most simplistic of shareholder proposals would ever pass muster under Rule 14a-8(c). The Staff's previous no-action letters, as set forth above and in State Street's own no-action letter request, reject such a framework.

The Proposal in question here mirrors the current structure of the very By-law it seeks to amend.[1] Article VI of the Corporation's By-laws, *Amendments*, sets forth two avenues by which amendments may be effected: (1) passage by the shareholders; and (2) passage by the Directors. It is therefore *essential to* the single, well-defined concept of the Proposal that both avenues be covered therein (*cf. Release 12999*). Otherwise, if only one avenue were covered, then only half of the unifying concept of the Proposal (ensuring that shareholders have the final say on all proposed changes to the By-laws) would be achieved. Thus, the first sentence of the proposed By-law amendment addresses the first avenue (passage by the shareholders), and the second sentence of the proposed By-law amendment addresses the second avenue (passage by the Directors). This is hardly a nuanced concept; indeed, it is rather straightforward.

It is worth noting that – applying State Street's "multiple proposal" argument, as advanced – the current version of Article VI would have failed under Rule 14a-8(c). After all, the current version of Article VI contains five sentences, and it:

1. provides that the By-laws may be amended by the shareholders;
2. qualifies the shareholders' right to amend the By-laws by cross-referencing the articles of organization;
3. requires that notice of the substance of a proposed amendment be included in the statutorily-required notice of the meeting (*cf.* Chapter 156B, § 36 of the Massachusetts General Laws);
4. provides that the By-laws may also be amended by the Directors;
5. qualifies the Directors' right to amend the By-laws by cross-referencing the articles, the By-laws, and applicable law;
6. requires action by the shareholders in order to re-balance the amendment powers of Article VI in a manner that disfavors the shareholders, or which favors the Directors;
7. requires that notice of the substance of Director-passed amendments be given to the shareholders; and
8. provides that shareholders may amend or repeal Director-passed amendments.

Clearly, the five sentences and eight elements of the current version of Article VI "are closely related and essential to a single well-defined unifying concept." It would be absurd to argue that the current version of Article VI would violate Rule 14a-8(c), or fail under the test set forth in *Release 12999*. It is at least as absurd to argue that the Proposal here, which would append two sentences to Article VI in order to re-balance the amendment process in favor of the shareholders, violates the letter or the spirit of the Rule, the *Release*, or the current By-law.

---

[1] *State Street Exhibit B, p. 8.*

On page 3 of its no-action letter request, State Street decries the fact that, under the second sentence of the proposed amendment, "the existing power of the directors to amend the By-laws would be qualified". The current version of Article VI *already* qualifies the Directors' powers to amend the By-laws in several respects; perhaps more importantly, Article VI contemplates further qualification of those powers (e.g., the By-laws may, by their terms, require action by the stockholders, which is precisely what the Proposal seeks to do):

> These by-laws may also be altered, amended or repealed by vote of a majority of the directors then in office, except with respect to any provision which by law, by the articles of organization or *by these by-laws requires action by the stockholders.* Action by the stockholders is required to alter, amend or repeal this Article VI so as to increase the power of the directors or reduce the power of the stockholders to alter, amend or repeal these by-laws. [Emphasis added.]

Footnote 3 of State Street's no-action letter request puts forward certain alarmist questions and scenarios, and spins them into a pretext for excluding the second sentence of the proposed amendment, on the basis that it is "so vague" as to run afoul of Rule 14a-9. It is no accident that the Corporation confines this recycled, re-treaded argument to a footnote. In *State Street Corp.*, 2000 SEC No-Act. LEXIS 312 (March 2, 2000), the Staff rejected a similar argument from this same registrant. In answer to State Street's alarmist questions and scenarios:

1. The threshold required for ratification of a Director-initiated amendment would be the same as that which is already set forth in Article VI for passage of amendments by the shareholders. Nothing in the language of the proposed amendment alters this threshold. If the Staff concurs with the Corporation's view that this point needs to be clarified, the Proposal's language could easily be altered to make this clear.

2. The "more troubling" hypothetical scenario put forward by State Street in Footnote 3 breaks down under the weight of its own terms: no well-advised Board of Directors, knowing that a pending By-law amendment had not yet been ratified by the stockholders as required, would take "action consistent with that" pending By-law amendment. The President does not take "action consistent with" a pending treaty until it has been ratified by the Senate (e.g., the League of Nations proposal under President Woodrow Wilson). Alternatively, any preparatory actions taken in anticipation of ratification could be undertaken with full disclosure to all involved parties that these actions are contingent upon, and subject to, the actual outcome of the ratification vote (e.g., preparatory work undertaken at the ministerial level for NAFTA, or SALT II). If the matter in question is time-critical, a *special* meeting of stockholders could be called to seek ratification, since the Proposal, by its terms, does not limit such ratification votes to *annual* stockholder meetings. Far from revealing any inherent weakness or vagueness in the Proposal itself, the Corporation's "more troubling" hypothetical instead illuminates how desperately the registrant is clutching at straws with its no-action arguments, to be perfectly candid about it.

Also on page 3, State Street portrays the Proposal as "targeted at different provisions of the Company's existing By-laws." This ignores the fact that the *existing* version of Article I, §7 of the By-laws already interplays with Article VI when a stockholder proposes an amendment to the By-laws. As stated in its own request on page 5, "State Street's *existing* By-laws (1) authorize stockholders to propose business at an annual meeting, including a By-law amendment".

[Emphasis added.] If a stockholder proposes a By-law amendment pursuant to Article I, §7 of the *existing* By-laws, then Article VI of the *existing* By-laws (not to mention Chapter 156B, §36 of the Massachusetts General Laws) requires that notice of the substance of the proposed amendment be given to the stockholders.[2]

Bodies of law, including corporate by-laws, routinely operate upon one another in this fashion, and few such provisions exist in a vacuum. Here, the Proposal is "targeted at" revising the process for amending the Corporation's By-laws under Article VI.

In its notice letter to the Co-Sponsors dated November 19, 2003 (*State Street's Exhibit C*), the Company notified us of two perceived defects: (1) a Rule 14a-8(b) proof of ownership defect; and (2) a Rule 14a-8(c) "multiple proposal" defect.

We each promptly procured proof of beneficial ownership, in good faith. We each also articulated our good faith belief, reiterated above, that our Proposal relates to a single, well-defined unifying concept, and that it constitutes a single proposal (*State Street's Exhibit D*).

In light of the foregoing analysis, and especially in light of the Corporation's burden of proof under Rule 14a-8(g), I respectfully request that the Staff hew to precedent, and reject State Street's argument that the two sentences of the proposed By-law amendment are two separate, "unrelated" proposals. If the Staff concurs with State Street's argument under Rule 14a-8(c), I respectfully request that the Staff provide guidance on how the Co-Sponsors may recast the Proposal, taking into account that our responses to the Company's notice letter were based on our good faith belief that our Proposal meets the test set forth in *Release 12999*, as interpreted by the Staff's decision letters.

The Proposal Does Not Violate the Federal Proxy Rules, and is Consistent with State Law

The Staff has repeatedly warned registrants that Rule 14a-4's discretionary voting authority is not intended to shield them from compliance with state law or their own by-laws. For example, in identical language in both *Idaho Power Co.*, 1996 SEC No-Act. LEXIS 352 (March 13, 1996) and *Borg-Warner Security Corp.*, 1996 SEC No-Act. LEXIS 368 (March 14, 1996) the Staff has cautioned that:

> The Division generally has concerns regarding the ability of a company to exercise discretionary authority under Rule 14a-4(c)(1) to vote on a matter raised at an annual meeting by a shareholder, when the company either received adequate notice of the proposal pursuant to the company's by-law notice provision or, in the absence of such a provision, a reasonable time before the solicitation ("Adequate Notice").

In *Exchange Act Release 40018*, cited favorably by State Street in its no-action letter request, the Commission reiterated that:

> We remind you that the disclosure prescribed by amended Rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule [Rule 14a-9].

[2] This *existing* notice requirement, imposed both by state law (Chapter 156B, §36 of the Massachusetts General Laws) and by the terms of the Corporation's *existing* By-laws (Article I, §4, *Notice*) is not meant to be an empty, formalistic disclosure exercise; rather, the purpose and intent of the notice requirement is to give shareholders an opportunity to actually exercise their powers to act upon By-law amendments.

Echoing this, the Staff cautioned in *American Society of Corporate Secretaries*, 1996 SEC No-Act. LEXIS 265 (Feb. 27, 1998) that Rule 14a-9 may require greater disclosure than that required by Schedule 14A.

In *Fountain v. Avondale Industries, Inc.*, 1995 U.S. Dist. LEXIS 5598, the U.S. District Court found that a company had violated Rule 14a-9 by inadequately describing a proposal regarding shareholder amendment of the by-laws, reasoning that "[c]hanges in the relative power of shareholder and director bear a strong semblance of materiality."

As its second numbered argument, State Street contends that the first sentence of the proposed By-law amendment is inconsistent with the Commission's proxy rules, because it would require that shareholder-initiated By-law amendments be put to an actual vote by the Corporation's stockholders, consistent with their powers under state law (Chapter 156B, §17 of the Massachusetts General Laws) and the existing By-laws (Article VI). In advancing this second argument, State Street ignores Massachusetts state law altogether, and interprets Rule 14a-4, Rule 14a-8, and its own By-laws without any reference to Rule 14a-9's disclosure requirements.

Elementary principles of federalism require that the federal proxy rules take due notice and account of the requirements of the laws of a registrant's chosen state of incorporation. In the absence of express Congressional intent to pre-empt state corporation laws that empower stockholders to initiate and act upon proposed by-law amendments, such state laws remain in force, co-existing with the requirements of the federal proxy rules. In the absence of express Congressional intent to pre-empt state corporation laws that require greater notice or disclosure to stockholders regarding upcoming meetings than do the proxy rules, such state laws remain in force, co-existing with the requirements of the federal proxy rules.

Section 54 of Chapter 156B of the Massachusetts General Laws, *Powers of Directors*, reads as follows:

> The directors may exercise all the powers of the corporation, except such as by law, by the articles of organization *or by the by-laws of the corporation are conferred upon or reserved to the stockholders*. [Emphasis added.]

Section 17 of Chapter 156B of the Massachusetts General Laws, *Power to Make, Amend or Repeal By-laws*, reads as follows:

> The power to make, amend or repeal by-laws shall be in the stockholders; provided that if authorized by the articles of organization, the by-laws may provide that the directors may also make, amend or repeal the by-laws in whole or in part, except with respect to any provision thereof which by law, the articles of organization or the by-laws requires action by the stockholders. Not later than the time of giving notice of the meeting of stockholders next following the making, amending or repealing by the directors of any by-law, notice thereof stating the substance of such change shall be given to all stockholders entitled to vote on amending the by-laws. Any by-law adopted by the directors may be amended or repealed by the stockholders.

Section 36 of Chapter 156B of the Massachusetts General Laws, *Notice of Stockholders' Meeting*, reads as follows:

> A written notice of the place, date and hour of all meetings of stockholders stating the purposes of the meeting shall be given by the clerk or an assistant clerk (or other person authorized by the by-laws or empowered pursuant to section thirty-four) at least seven days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under the articles of organization or under the by-laws, is entitled to such notice, by leaving such notice with him or at his residence or usual place of business, or by mailing it, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation.

The notice requirement imposed by state law and by the Corporation's existing By-laws is not meant to be an empty, formalistic disclosure exercise; rather, the purpose and intent of the notice requirement is to give shareholders an opportunity to actually exercise their powers to act upon the matters to come before a meeting, including proposed By-law amendments. As interpreted by State Street, the federal proxy rules would run roughshod over the powers granted to stockholders under Chapter 156B, §§17 and 54, rendering these state-granted powers into a meaningless sham.

Southgate & Glazer, *Massachusetts Corporation Law and Practice*, is an exhaustive treatise that interprets Chapter 156B, the Massachusetts Business Corporation Law. According to its 1999 Preface, Southgate & Glazer is "by any measure a Ropes & Gray product." Ropes & Gray is the law firm that serves as external counsel to State Street. One of Ropes & Gray's former partners, who remains "of counsel" to the law firm, chairs the Executive Committee of the Corporation's Board of Directors.

Accordingly, the guidance found in Southgate & Glazer would seem to be a useful yardstick against which to measure the Corporation's argument here. Southgate & Glazer emphasizes:

> the unusually expansive role in corporate governance Massachusetts grants stockholders in Chapter 156B. Consistent with the write-your-own-ticket philosophy of its drafters (see Chapter 1 of this book), Chapter 156B permits a corporation in its by-laws to confer upon or reserve for the stockholders powers of the corporation that otherwise would be exercised by the directors. Mass. G.L. ch. 156B, §54. In addition, Chapter 156B permits stockholders, without prior director action, to amend the articles (§§ 70, 71) and to approve mergers (§ 78), and reserves for stockholders the right to amend by-laws and to issue stock unless the by-laws (and the articles in the case of by-law amendments) otherwise provide (§§ 17, 69).
>
> The validity of a mandatory by-law may arise in discussions with the staff of the Securities and Exchange Commission over whether Securities Exchange Act Rule 14a-8(i)(1) requires that a proposal for adoption of such a by-law be included in management's proxy statement. The SEC staff's position (as of July 1999) is that stockholder proposals to adopt mandatory by-laws are excludable only if, under the applicable state corporation law, stockholders are not authorized to initiate by-law amendments or the particular by-law proposed would conflict with state law or the corporation's charter. *See General DataComm Industries*, SEC Staff

> Interpretive Letter (Dec. 9, 1998); *Shiva Corp.*, SEC Staff Interpretive Letter (Mar. 10, 1998) … [§ 8.1(a), Southgate & Glazer]

By explicitly setting forth ***how*** the Corporation's stockholders are to exercise their expressly-reserved amendment powers, the Proposal is entirely consistent with Massachusetts state law, as interpreted by the Corporation's own law firm. Southgate & Glazer states that:

> The by-laws of a [Massachusetts] corporation are considered to constitute, in effect, a contract between the stockholders and directors with reference to each other and the corporation.

In a footnote amplifying this statement, the treatise cites a line of Massachusetts cases for this principle, and notes:

> In a 1990 United States District Court decision the court accepted at face value the characterization in the Massachusetts cases of the by-laws as a contract and interpreted two purportedly conflicting by-law provisions citing traditional rules of contract construction. *ER Holdings, Inc. v. Norton Co.*, 735 F. Supp. 1094, 1097-1102 (D. Mass. 1990).

The Proposal is not meant to be an assault upon the SEC's authority as gatekeeper of the Rule 14a-8 process, as State Street argues. Rather, it is meant to "renegotiate the contract" between State Street's stockholders and management, consistent with the expressly-reserved powers conferred upon the stockholders by state law and the Corporation's existing By-laws.

The Supporting Statement is Not False and Misleading

Taken as a cohesive whole, and read from start to finish, the Supporting Statement sets forth sufficient factual foundation to explain and support the views and opinions expressed therein. In *State Street Corp.*, 2000 SEC No-Act. LEXIS 312 (March 2, 2000), the Staff required that the proponent re-cast certain language as his opinion, after the registrant objected that certain statements, cast as facts, were false and misleading.[3]

Here, the Co-Sponsors are not inflexible, and would be willing to recast the Supporting Statement in accordance with Staff guidance. That said, State Street concedes that in 2000-2003:

> [O]ne or more of the Co-Sponsors submitted proposed By-law amendments to State Street. These proposals were submitted to the Company *after the deadline had expired for inclusion in the Company's proxy materials pursuant to Rule 14a-8*. State Street included these proposals in the notice of the meetings and either described them generally under Other Matters or included them in the proxy statement and proxy, consistent with Rule 14a-4(c)(2).[4] State Street has complied *in all cases* with the requirements of the proxy rules. [Emphasis added.]

Tellingly, State Street describes the submission timeframe for these proposed By-law amendments as falling "after the deadline had expired for inclusion in the Company's proxy materials pursuant to Rule 14a-8." Each of these proposed amendments was *timely* submitted pursuant to the advance notice provisions described by the Staff in the *Idaho Power* and *Borg-Warner* no-action letters.

---

[3] As set forth in *State Street's Exhibit D*, however, the registrant subsequently dropped this objection.
[4] State Street invoked Rule 14a-4 to exercise discretionary voting authority in every year except 2002.

Furthermore, the 2000 Annual Meeting of Stockholders was videotaped. To this day, State Street and its attorneys at Ropes & Gray refuse to turn over a copy of this videotape for inspection. State Street's claim to have complied "in all cases" with the requirements of the proxy rules rings hollow in light of these facts. Before accepting the Corporation's assertion at face value, the Staff is urged to first request and view the videotape in question.[5]

At the 2000 Annual Meeting, the Chairman of State Street Corporation refused to permit the proponent in *State Street Corp.*, 2000 SEC No-Act. LEXIS 312 (March 2, 2000) to speak in support of his proposal, even though the proponent was present at the Meeting, pursuant to his obligations under Rule 14a-8.[6] I was not permitted to speak in favor of the proposed By-law amendments. Mr. Wesche (one of the Co-Sponsors of this Proposal) challenged the Chairman's conduct; the Chairman's response is on the videotape, and the Staff is invited to draw its own conclusions as to whether or not the conduct depicted on the tape "complied in all cases with the requirements of the proxy rules."

Footnote 5 of State Street's no-action request, like Footnote 3, is absurd. The ellipses in the quotations of the statute and the By-laws in the Supporting Statement are not meant to mislead, but to save space. Rule 14a-8(d) limits a proposal and any supporting statement to 500 words. It is manifestly clear, both from the Proposal itself and from its Supporting Statement, that there are two avenues to amending the By-laws: (1) passage by the shareholders; and (2) passage by the Directors. A link to the full text of the statute and the By-laws is provided in the Supporting Statement. Besides this, both the full text of the statute and the By-laws are publicly available.

If State Street has such little faith in its own shareholders' common sense, management can always clarify these points in an opposition statement under Rule 14a-8(m).

Otherwise, if the Staff concurs with State Street's view that the provision of a link to the full text of the statute and By-laws is not enough, the Co-Sponsors would be willing to recast the Supporting Statement to address any concerns the Staff may have.

The Co-Sponsors Will Heed the Staff's Guidance

In *Edison International*, 1997 SEC No-Act. LEXIS 142 (Jan. 22, 1997), the proponent stubbornly maintained that his proposal and its supporting statement was an "all or nothing" affair. By contrast, in *State Street Corp.*, 2000 SEC No-Act. LEXIS 312 (March 2, 2000), the proponent expressed his willingness to address bona fide concerns with the proposal and supporting statement, and acted in accordance with the SEC's no-action letter.

Here, the Co-Sponsors have made their willingness to recast the Proposal manifest. Besides the statements contained herein, please also see *State Street's Exhibit D*:

> Nothing in the foregoing should be construed to mean that I refuse to … recast our proposal (e.g., if the SEC staff concurs with the Corporation's "two proposal" argument, and requires my co-sponsors and me to rephrase it as a pre-condition to its no-action letter relief, then I would act appropriately and in consultation with my co-sponsors).

---

[5] One month after the 2000 Annual Meeting, the Chairman and CEO unexpectedly resigned, and a Ropes & Gray partner flew to Washington, DC to discuss settlement of claims arising from management's conduct at the Meeting.
[6] Please see Rule 14a-8(h).

Conclusion

I would like to thank the Staff for its time and consideration of this rebuttal to State Street Corporation's no-action letter request. In closing, I would respectfully request that the Staff send a copy of its no-action letter directly to me. In *State Street Corp.*, 2000 SEC No-Act. LEXIS 312 (March 2, 2000), State Street Corporation did not promptly share the no-action letter with the proponent, and then surprised him with it seven days after the Corporation received it.[7]

Mr. Mulvey and/or Mr. Wesche, the other two Co-Sponsors, may elect to submit their own separate rebuttal(s), or to concur in this one. I remain

Respectfully yours,

David A. Smith

cc: Mr. James E. Mulvey
Mr. Todd M. Wesche

[7] For further details, please see *State Street's Exhibit D.*

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: State Street Corporation
Incoming letter dated December 19, 2003

The proposal would amend the bylaws to require that any bylaw amendment proposed by stockholders be included in the company's proxy statement and that every change to the proposed bylaw be included in the company's proxy statement for stockholder ratification or rejection.

There appears to be some basis for your view that State Street may exclude the proposal under rule 14a-8(i)(3), as contrary to the Commission's proxy rules. Accordingly, we will not recommend enforcement action to the Commission if State Street omits the proposal from its proxy statement in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel